85974

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06022823

January 24, 2006

R.W. Smith, Jr.
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/24/2006

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

RECD S.E.C.
JAN 25 2006
1088

Dear Mr. Smith:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Ryland by the Indiana State District Council of Laborers and HOD Carriers Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Jerry W. Lee
Secretary-Treasurer
Indiana State District Council of Laborers
and HOD Carriers Pension Fund
P.O. Box 1587
413 Swan Street
Terra Haute, IN 47807-4224

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

DLA PIPER RUDNICK GRAY CARY

DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS

December 16, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Indiana State District Council of Laborers and HOD Carriers Pension Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by Indiana State District Council of Laborers and HOD Carriers Pension Fund (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2006 annual meeting of shareholders (the "2006 Proxy"). The Proposal requests Ryland's Board of Directors to seek shareholder approval of any future extraordinary retirement benefits.

On November 8, 2005, Ryland received the Proponent's Proposal via facsimile. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

DLA PIPER RUDNICK GRAY CARY

The resolution of the Proposal reads as follows:

> RESOLVED: The shareholders of the Ryland Group, Inc. ("Ryland" or the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or vested pension benefit.
>
> For the purposes of this resolution, "extraordinary retirement benefits" means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees.

The Proposal is so vague and impermissibly indefinite that it is contrary to Rule 14a-9 which prohibits materially misleading statements and may be excluded under Rule 14a-8(i)(3).

A. Background and Interpretation

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has repeatedly found proposals misleading under Rule 14a-9, and thus properly excludable under Rule 14a-8(i)(3). Shareholder proposals which are so vague and indefinite that shareholders voting upon the proposals would not be able to determine with reasonable certainty exactly what actions or measures would be taken in the event the proposals were implemented are excludable under Rule 14a-8(i)(3). Such proposals are properly omitted from proxy materials given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by the shareholders at the time their votes were cast. See e.g., Woodward Governor Company (Nov. 26, 2003)(granting relief to exclude a proposal under 14a-8(i)(3) calling for executive compensation for upper management to be based on stock growth); General Electric Company (Feb. 5, 2003)(granting relief to exclude a proposal under 14a-8(i)(3) calling for senior executive and director compensation to not exceed 25 times the average wage of hourly employees); General Electric Company (Jan. 23, 2003)(granting relief to exclude proposal under 14a-8(i)(3) for seeking cap on "salaries and benefits" for GE officers and directors); Philadelphia Electric Company (July 30, 1992)(granting relief to exclude the proposal under rule 14a-8(c)(3) because the proponent requested a shareholder committee to consider a plan "that will in some measure equate with the gratuities bestowed on management, directors and other employees.").

In Staff Legal Bulletin No. 14B, (Sept. 15, 2004) ("SLB 14B"), the Staff clarified its interpretative position of Rule 14a-8(i)(3) by focusing on the recent trend of companies

DLA PIPER RUDNICK GRAY CARY

attempting to expand the (i)(3) exclusion beyond its original intent and applying it to even small immaterial portions of proposals. The Staff affirmed, however, that it would continue to allow the omission of overly vague and indefinite proposals. Ryland acknowledges the Staff's current (i)(3) interpretation and submits this request with SLB 14B's (i)(3) interpretation in mind.

In accordance with SLB 14B, Ryland seeks exclusion of this Proposal for one of the four express reasons described as a position consistent with the Staff's intended application of Rule 14a-8(i)(3). In pertinent part, SLB 14B states that Rule 14a-8(i)(3) may be appropriate where:

- The resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement , when read together, have the same result . . . .

Upon first glance, the Proposal urges the board to seek shareholder approval of "future extraordinary retirement benefits" for senior executives and may appear simple, but upon inspection, the attempt at defining these retirement benefits is subject to multiple interpretations. Moreover, once studied and analyzed, the meaning of these benefits remains too vague and indefinite to submit to shareholders.

In International Business Machines Corp. (Feb. 2, 2005) ("IBM"), the proponent submitted a proposal calling for the officers and directors responsible for a reduced dividend payout to be treated like shareholders and have their pay reduced to the level prevailing in 1993 when the change in dividend occurred. The Staff granted relief to exclude the entire proposal under Rule 14a-8(i)(3) as too vague and indefinite. In IBM, the company argued that critical terms such as: (1) "officers and directors," and (2) elements of "pay" mentioned in the proposal could be interpreted in various different ways.

In the present case, the issue of Who and What are all left to a shareholder's imagination to figure out. Based on the Proposal as presented, it is unclear whose retirement benefits are at risk. Will the non-executive hourly employee be pulled into a shareholder vote because he or she is eligible to receive post-employment benefits on the same future plan as the CEO? What benefits are at stake? While the Proponent attempts to include a broad definition of retirement benefits, there are multiple ambiguities as to what types of benefits are generally available or generally offered to non-executives and whether all of these benefits would be subject to a shareholder vote. In addition, the Proponent in the supporting statement seems focused on the supplemental executive retirement plan ("SERP") benefit of the current CEO, but the thrust of the Proposal seems to raise an issue of the associated pension liabilities possible with any

DLA PIPER RUDNICK
GRAY CARY

supplemental executive retirement plan (including ones that may include people other than the CEO or other senior executives). We just do not know how the Proposal is intended to apply.

B. Senior Executives v. Other Company Employees

In IBM, the Company argued that it was unclear as to who should be defined as the responsible "officers and directors." A plain reading of that proposal identified the parties at issue as IBM's officers and directors, but because of the language of the proposal as to who was responsible for the dividend cut, this simple officer and director description was made unclear.

Similarly, in the present case, the Proponent requests that shareholders approve benefits for "senior executives;" however there are instances of internal conflict within the Proposal regarding this issue. In the definition of "extraordinary retirement benefits" the Proponent refers to fringe benefits that are not generally offered to "other Company employees." Examining the Proposal from a Company implementation standpoint, it is unclear what the Proponent means by "other Company employees." For example, what would happen in a future retirement plan, if a senior executive and a non-executive hourly employee were both eligible and offered the same type of post-retirement benefit contemplated in the Proposal. Does this mean that shareholders must approve the benefits of both the senior executive and the hourly employee? Are fringe benefits or other retirement benefits offered to junior executives and senior executives different from a plan or other retirement benefit offered to both a senior executive and an hourly non-executive employee? In short, the use of "other Company employees" muddies the water to a level that would preclude the Company from thoughtfully implementing the Proposal with any degree of certainty.

Another internal inconsistency regarding "senior executives" in the Proponent's resolution arises in the supporting statement where in a description of a SERP, the Proponent mentions that these plans are for a "select group of management or highly compensated employees." Such a broad-based description well exceeds that group of employees who might be deemed senior executives. Therefore, it is unclear whether the Proponent seeks shareholder approval of certain highly compensated key employees and others or only senior executives.

The reference to "other Company employees" in the Proponent's resolution resembles the confusing language set forth in one of the cornerstone staff letters excluding a proposal for vagueness and indefiniteness: Philadelphia Electric Company (July 30, 1992). The combination here of unclear benefits with unclear references comparing senior executives to other Company employees echoes the confusion raised by the proposal in Philadelphia Electric.

C. Elements of Future Retirement Benefits

In IBM, the company argued that the Proposal's reference to rolling back IBM officer "pay to 1993 levels" carried with it similar interpretative infirmities. IBM raised concerns that it was unclear if pay included total compensation, salary, certain element of total compensation or stock options. As can be seen, by IBM's arguments, that proposal's lack of specificity provided considerable consternation.

In our present set of facts, the Proponent attempts to define "extraordinary retirement benefits," but the definition is so broad and expansive that it is unclear what retirement benefits would need to be submitted to a shareholder vote. For example, within the definition of "extraordinary retirement benefits," the Proponent includes "fringe benefits" not generally offered to other Company employees. The terms "fringe benefits," "generally offered," and "other Company employees" lack any clear meaning which raises the bar beyond whether or not the terms are disputed, but rather that they make the Proposal so vague that the Proposal is materially misleading.

There are four points that raise significant concerns regarding the types of benefits subject to this Proposal. First, there is no definition for "perquisite" or "fringe benefit" in the Proposal that would explain the components of these benefits such as smaller amounts of post-retirement cash or non-cash compensation or other types of benefits such as sports arena tickets or transportation subsidies. Second, specific benefits raise specific types of issues not covered in the Proposal. For example, in the case of "accelerated vesting of retirement benefits," employees other than senior executives may have the right to have their retirement benefits accelerated. While the Proponent's resolution clearly states "acceleration of vesting," it is wholly unclear whether all shareholders as a group would need to vote on both the CEO and a non-executive employee's acceleration of vested retirement benefits when both employees are part of the same plan and may or may not have individual agreements. Because "other Company employees" is so unclear, the future retirement benefits of all employees are subject to interpretation. Third, returning to accelerated vesting, a retirement benefit could be in the form or cash or "non-cash" benefits. The "vesting" of benefits" could therefore relate to stock options. Stock options are not necessarily retirement benefits, but under this vague definition, options could be pulled into a shareholder vote. Then, based on the lack of a clear "Who" would be subject to this Proposal, senior executives and employees participating in a future employee stock option plan ("ESOP") may all be subject to shareholder vote. Clearly, the Proposal's definition does not expressly require shareholder approval of all future ESOPs, yet the vague language could include these types of plans. Fourth, in the case of a change in control, would shareholders vote on entire retirement plans or ESOPs covering all employees or again, try to break up the agreement piece-by-piece to pick out certain executives over other employees. By not including a discussion of voting procedures in the context of a change-in-control, which may have a much broader impact on Ryland's employees as a whole, the current language is impermissibly vague.

DLA PIPER RUDNICK GRAY CARY

D. Nature of Proposal as Precatory v. Mandatory

In addition to the definition of future retirement benefits, there appears to be a material contradiction in the first two sentences of the Proponent's resolution. In the first sentence, the Proponent "urges" the Board to seek shareholder approval of retirement benefits, but in the second sentence, the Proponent states that the Board "shall" implement this policy in a manner that does not violate any existing employment agreement.

From a plain reading of the Proposal, the resolution's language is so vague that it is unclear whether the Proposal is even precatory or mandatory. Since the term "urges" has been characterized by the Staff as precatory, for purposes of implementation, Ryland views the Proposal as precatory. If the second sentence of the resolution clause stated, "If the proposal is implemented, then the Board shall . . ," it would be clear on its face then that both sentences refer to a precatory proposal which the Board may or may not choose to implement. This is not the case here as the second sentence flatly states that the Board "shall" implement the policy. Is it the policy to seek non-binding guidance from shareholders, or the policy to act as directed by the shareholders? At best, it is unclear.

E. Reference to Significant Pension Liabilities

In the first paragraph of the supporting statement, the Proponent begins to define and discuss SERPs, which are not referenced in the resolution's definition of "future extraordinary retirement benefits." In its definition of SERPs, the Proponent asserts that "SERPs are unfunded plans and payable out of the Company's general assets, the associated pension liabilities can be significant." Pursuant to the guidance in SLB 14B, we are not addressing individual assertions made without basis, but rather suggest that the reference to pension liability confuses investors as to the true intent of the Proposal. There are a long line of No-Action letters which state that a report on pension liability is clearly within the purview of management's day-to-day duties and therefore an improper subject of a proposal under rule 14a-8(i)(7). See e.g., UAL Corp. (Feb 17, 2002)(granting relief to exclude the proposal under 14a-8(i)(7) requesting a report on the pension liability of the Company's SERPs); United Technologies Corp. (Jan. 9, 2002)(same); see also NiSource, Inc. (Mar. 3, 2003)(granting relief to exclude a proposal under 14a-8(i)(7) where the proponent sought to eliminate the Company's SERP).

Conclusion

Due to the combination of indefiniteness and various interpretations of multiple critical terms, the fundamental meaning of the Proposal is unclear. Ryland respectfully requests the Staff concur that it may exclude this Proposal under Rule 14a-8(i)(3) because the Proposal is so vague and indefinite that shareholders would not know what they are voting on, and if adopted, Ryland would be unable to determine which actions the Proposal would require.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (812) 238-2553. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

Based on the foregoing, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

cc: Indiana State District Council of Laborers and
HOD Carriers Pension Fund
413 Swan Street
Terra Haute, IN 47807-4224
Fax: (812) 238-2553

/rnm

Appendix A

Shareholder Proposal

RESOLVED: The shareholders of The Ryland Group, Inc. ("Ryland" or the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or vested pension benefit.

For the purposes of this resolution, "extraordinary retirement benefits" means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees.

SUPPORTING STATEMENT:

Supplemental executive retirement plans ("SERPs") provide deferred compensation for a select group of management or highly compensated employees whose compensation exceeds limits set by Federal tax law. Because SERPs are unfunded plans and payable out of the Company's general assets, the associated pension liabilities can be significant.

Ryland's most recent proxy statement discloses that Chairman of the Board and Chief Executive Officer R. Chad Dreier is entitled to payments under Ryland's Supplemental Executive Retirement Plan and Senior Executive Supplemental Retirement Plan. The proxy statement states:

> The SERP Benefit vests at a rate of 20 percent per year on each of December 30, 2003, 2004, 2005, 2006 and 2007, unless accelerated as a result of a "change of control" or termination of employment without cause. The SERP Benefit will be paid at the election of Mr. Dreier as either an annual payment of $2,400,000 for a period of 15 years or a lump sum payment in the amount of the present value of the SERP Benefit calculated using an eight percent discount rate.

In our opinion Ryland already provides CEO Dreier extremely generous compensation. According to the proxy statement Mr. Dreier received an annual salary of $1,000,000 in 2004 and 2003; a bonus of $12,245,622 in 2004 and $9,568,271 in 2003; other annual compensation of $3,013,080 in 2004 and $2,340,577 in 2003; and all other compensation of $3,600,090 in 2004 and $5,265,128 in 2003. Mr. Dreier also exercised stock options in 2004 with a value realized of $8,779,920 and as of year-end 2004 held exercisable options with a value of $76,787,600.

To help ensure that the use of extraordinary pension benefits for senior executives is in the best interests of shareholders, we believe such benefits should be submitted for shareholder approval. Because it may not always be practical to obtain prior shareholder approval, the Company would have the option of seeking approval after the material terms were agreed upon.

We respectfully urge your support for this important reform.

Appendix B

*2003 SEC No-Act. LEXIS 789, **

2003 SEC No-Act. LEXIS 789

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

November 26, 2003

CORE TERMS: shareholder, stock, vague, misleading, indefinite, formula, meritocracy, staff, investor's, gift, stock price, inherently, severance, enclosed, omission, proxy, board of directors, ownership, manager, voting, doubles, metrics, upper, plant, omit, enforcement action, inflation, recommend, binding, purport

[*1] Woodward Governor Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Woodward Governor Company
Incoming letter dated September 18, 2003

The proposal mandates that the board implement a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth.

There appears to be some basis for your view that Woodward may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Woodward omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Woodward relies.

Sincerely,

Grace K. Lee
Special Counsel

INQUIRY-1:

Law Offices of

CHAPMAN AND CUTLER LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Telephone (312) 845-3000
Facsimile (312) 701-2361
chapman.com

September 18, 2003

1934 Act-Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office **[*2]** of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mr. Gerald R. English to Woodward Governor Company

Dear Sir or Madam:

On behalf of Woodward Governor Company ("Woodward"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "1934 Act"), we hereby request confirmation that the staff of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if Woodward excludes a Proposal submitted by Mr. Gerald R. English from proxy materials (the "2003 Proxy Materials") for its January 2004 annual meeting of shareholders. Woodward expects to file definitive proxy materials with the SEC on or about December 10, 2003, more than 80 days after the date of this letter.

On August 5, 2003, Woodward received a notice from Mr. English submitting a proposal for inclusion in the 2003 Proxy Materials. A copy of Mr. English's letter, including his proposal (the "Proposal") and his supporting statement (the "Supporting Statement"), is attached as Exhibit A.

The Proposal reads as follows:

> Resolved
>
> "That the board of Woodward Governor Company implement a policy for compensation for the **[*3]** executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."

Woodward intends to exclude the Proposal from its 2003 Proxy Materials. For each of the reasons set forth below, independently, we believe the Proposal may be Properly omitted from the 2003 Proxy Materials:

- pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law;

. pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading; and

. pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements that would violate Rule 14a-9.

I. The Proposal may be excluded under Rule 14a-8(i)(1), because it is not a proper subject for action by shareholders under Delaware Law.

Woodward is a Delaware corporation subject to the Delaware General Corporation Law. Under Delaware law, the board of directors is responsible for Woodward's management, including its compensation policies. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are **[*4]** to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. Woodward's certificate of incorporation does not contain any provision that would allow shareholders to require the board to adopt or implement particular executive compensation policies.

The Proposal purports to require that Woodward's board implement a policy for compensation for certain executives. This does not constitute a request, a recommendation or a suggestion for the board to consider adopting or implementing a new policy for executive compensation. There is no precatory language in the Proposal. Instead, it is a flat requirement for the board to implement the policy in the Proposal. Under any logical interpretation, the Proposal would require the board both to adopt a policy and then to implement it. Because the Proposal would require board action, it constitutes a shareholder effort to regulate directly and in a mandatory manner the conduct of business that Delaware law entrusts to directors. As a mandate for director action, the Proposal is not within the power of shareholders and may be excluded.

The Note to paragraph (i)(1) of Rule **[*5]** 14a-8 states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, states in relevant part, under the heading "Substantive Issues," "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face as much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Proposal purports to bind the Woodward board, without any precatory language, with respect to a matter that is within board control. Therefore, Woodward has concluded that it may exclude the Proposal from its 2003 Proxy Materials.

II. The Proposal may be excluded under Rule 14a-8(i)(3), because the Proposal and its Supporting Statement are so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable **[*6]** under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See General Electric Company (February 5, 2003) (permitting omission of a proposal relating to senior executive and board compensation where the company argued, "The Proposal is vague and indefinite because neither the share owners nor the Company's

Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented"); The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine **[*7]** "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990)(permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal requires the board to "implement a policy for compensation for the executives in the upper management (that being plant managers to board members), based on stock growth." That language clearly relates to all compensation of the covered executives. Portion's of the Supporting Statement support that interpretations. However, within the Supporting Statement, a fixed formula is suggested that would result in no compensation for the covered executives in the case of a decline in the stock price and very little compensation regardless of stock performance. For example, if the formula recommended in the Supporting Statement were followed, a 20% increase in the Woodward stock price, based on current prices, would result in a total of approximately $ 300,000 for compensation of all covered **[*8]** executives. Although the exact number of covered executives is impossible to determine because of the vague definitions (see the following paragraph), it appears that there are at least 30 people in the covered category. If that is accurate, the average compensation for the covered executives under the formula set forth in the Supporting Statement, in an excellent year for the stock, would be less than $ 10,000 per year. It is inconceivable that this was the intended meaning, but it is impossible to determine what the actual meaning is.

Many other points of confusion are in the Supporting Statement. Woodward has no executive category for a "plant manager," because its executive structure is product-based. It is therefore impossible to tell exactly what executives are intended to be covered. Including the board members as "executives" is particularly unusual and confusing. The suggested formula in the Supporting Statement doesn't clarify the applicable time periods. It appears to relate to a year at a time, but is unclear as to whether it is a calendar year or fiscal year. There is discussion of a "goal-oriented set of metrics" and "formulas that tie rewards to directly to performances," **[*9]** but that appears to be only stock-market performance, not performance of the covered executive.

There is some suggestion in the Supporting Statement, contrary to the Proposal itself, that the new compensation system that would be required would substitute only for the option portion of covered executives' compensation. This would merely be substituting one form of compensation based on stock growth for another, so it would be inconsistent with the all-encompassing language of the Proposal itself and with the bulk of the language in the Supporting Statement. This is another demonstration of the indeterminate, vague meaning of the Supporting Statement.

Another paragraph of the Supporting Statement deals with severance bonuses, a topic not addressed in tile Proposal itself: It is unclear, but would apparently require establishing a formula for severance bonuses, whether for an executive being terminated or one who is retiring. One sentence of the paragraph is very specific that doubled stock price during the covered executive's tenure would produce a severance bonus of one year's average earnings, without regard to the time served. Yet a following sentence indicates that the time of **[*10]** service should have some relationship to the size of the bonus ("without limit for someone that doubles the companies worth every four years should get more than one that takes ten years"). This serves as just another example of the impossibility of knowing how to understand or implement the Proposal.

As summarized above, the Proposal and its' Supporting Statement are so vague and indefinite that neither the shareholders voting on the Proposal nor the board trying to implement it would reasonably be able to determine what actions are required. The shareholders will not know what they are voting for, and the board will not know how to implement the Proposal if shareholders approve it. Accordingly, the Proposal can be excluded under Rule 14a-8(i)(3).

III. The Proposal may be excluded because the Supporting Statement for the resolution proposed by Mr. English includes materially false or misleading statements that would violate Rule 14a-9 contrary to Rule 14a-8(i)(3).

Rule 14a-9 prohibits solicitations that are false or misleading in any material way or omit any material fact necessary to make the statements not false or misleading. The Supporting Statement includes a number of statements **[*11]** that purport to be factual but are really opinions, Statements that have no relationship to the proposal, and statements that appear to represent conclusions but are totally unsubstantiated. The following annotations (bracketed and italicized) of just the first paragraph of the Supporting Statement demonstrate its indecipherable and misleading character.

"Many companies *[What are some names?]* are finding out *[How? Any studies that can be cited?]* that compensation committees that base executive pay and benefits on salary surveys, like Woodward does today, get meritocracy *[According to Webster's Ninth New Collegiate Dictionary, "meritocracy" means "a system whereby the talented are chosen and moved ahead on the basis of their achievement." Is that supposed to be a bad thing? Is meritocracy what the Proposal wants to avoid?]'.* This is why there is a lot of inflation *[Meritocracy causes inflation?]* and no results for shareholders *[How does meritocracy cause no results for shareholders?]* in this area *[in what area?].* A lot of investor's watch this *[Any support for this? Any studies?]* because when the gifts *[Why is compensation for services a "gift"?]* get **[*12]** to large and are carried for long periods of time *[Undefined],* this creates *[How does this create risk? What is the connection?]* an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own Woodward Stock." *[This is gibberish, but apparently means that a stock-based compensation system would reduce stockholders' risks, as well as solving the "meritocracy problem".] [bracketed, italicized material supplied]*

The remaining paragraphs of the Supporting Statement are just as replete with similarly misleading statements. The Division of Corporation Finance Staff Legal Bulletin 14, dated July 13, 2001, states that "when a proposal and Supporting Statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, ... *[the Staff]...* may find it appropriate for companies to exclude the entire proposal, Supporting Statement, or both, as materially false or misleading." Requiring the Division to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the **[*13]** process and diverts resources away from analyzing core issues arising under Rule 14a-8."

As set forth above; the Proposal and its Supporting Statement contain the types of obvious deficiencies and inaccuracies that make staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded under Rule 14a-8(i)(3).

Conclusion

On behalf of Woodward, we hereby request the staff to confirm that it will not recommend enforcement action if Woodward omits the Proposal and Supporting Statement submitted by Mr. English from its 2003 Proxy Materials. In accordance with Rule 14a-8(j), we have enclosed six copies' of this letter and its exhibit. By copy of this letter, Woodward is also concurrently notifying Mr. English of Woodward's intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. Should the staff disagree with Woodward's position in this letter (or desire any additional information in support or explanation of Woodward's position), Woodward respectfully requests that we be permitted to confer with the staff before it issues its response to this letter. **[*14]**

Please acknowledge receipt of this letter and the enclosed material by stamping one of the enclosed copies of this letter and returning it in the enclosed self-addressed, stamped envelope.

Please feel welcome to contact Steven L. Clark with any comments or questions at (312) 845-3799.

Very truly yours,

CHAPMAN AND CUTLER LLP

By
Steven L. Clark

EXHIBIT A

Gerald R. English
5999 Hillside Dr.
Fort Collins, CO 80526
e-mail: **english@webaccess.net**
phone: (970)-223-3002
July. 31, 2003

Carol J. Manning
Corporate Secretary for the
Woodward Governor Company
5001 North Second St.
Rockford, Illinois 61125-7001
U.S.A.

Dear Carol;

I want to submit my proposal for inclusion in our proxy statement for the 2003 Annual Meeting of the Shareholders. You will find that I followed the Rule 14a-4(c)(2) under the exchange act. I have owned the 500 shares for the last year and documentation to prove that is included as copies and has been sent to:

> The Securities and Exchange Commission
> 450 5th Street
> N.W. Washington D.C. 20549

I will continue to hold the 500 shares of Woodward Governor Company stock through the date of the meeting of the shareholders in late Jane 2004. Also **[*15]** I will attend the meeting to present my case.

I enclosed copies of the proposal, a letter from my broker and holder of my stock, and also a copy of the Form 3 I submitted to the SEC. I do hope you find everything in order.

Please keep me informed as to anything you may need regarding this proposal. You may email me at any time at the above email address. I will be in Europe for one month starting the last week of August so hopefully this will not cause any delay on my part if you have any questions regarding my proposal.

Thank You

Gerald R. English

ATTACHMENT

A proposal to have tighter metrics for benefits:

Mr. Gerald English, owner of 500 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal.

Resolved

> *"That the board of Woodward Governor Company implement a policy for compensation/or the executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."*

Reasons:

Many companies are finding out that compensation committees that base executive pay and benefits on **[*16]** salary surveys, like Woodward does today, get meritocracy. This is why there is a lot of inflation and no results for shareholders in this area. A lot of investor's watch this because when the gifts get to large and are carried for long periods of time, this creates an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own Woodward Stock.

A goal-oriented set of metrics needs to be adopted by the board. If stock options and severance packages are a gift from shareholders then shareholders should adopt a formula that grants a small percentage (say .25%) of shock appreciation. The sum would then be allocated to the compensation committee based on the average gain in stock price over the past year for distribution. This percentage would give the compensation committee over $ 30,000 for every dollar gained in stock price so it is no small amount. This would create over 750 shares of stock options that could be optioned for each dollar of stock gain. Once allocated a new base price for shareholder gains would be established, and unless options lapsed, expired or were forfeited this base price would only be able to be adjusted downward **[*17]** by the dividends paid out. The option holding time should be shortened to 5 years, this would be so options get expensed sooner.

The same thing can be said for severance bonuses. They are gifts from the shareholders for a job well done and should grow based on performance, which should be measured in stock growth not time, or surveillance of other companies. I would like to see a formula based on stock growth. If the company doubles during your watch you get one times your average yearly earnings. If it doubles twice you get twice your average yearly earning. This would be without limit for someone that doubles the companies worth every four years should get more than one that takes ten years.

By formulating the gifts from the shareholders the shareholders can calculate the cost of ownership more closely and control the risk of ownership. This would make for better corporate governance because the metrics would be backed by formulas that tie rewards to directly to performances and remove the uncertainty.

"If you AGREE, please mark your proxy FOR this resolution."

Service: **Get by LEXSEE®**
Citation: **2003 SEC No-Act LEXIS 789**
View: Full
Date/Time: Friday, December 16, 2005 - 1:43 PM EST

*2003 SEC No-Act. LEXIS 190, **

2003 SEC No-Act. LEXIS 190

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

February 5, 2003

CORE TERMS: sisters, shareholder, excessive, duplicative, proxy, outstanding, retirement, omission, proxy statement, board of directors, contractual, indefinite, hourly, wage, vague, proponent, package, intend, omit, top, excludable, disparity, salary, implemented, justifiable, bonuses, thrust, urge, total compensation, principal focus

[*1] General Electric Company

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2002

The proposal urges the board of directors "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8 (i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1:

GE

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

203-373-2244
Fax: 203-337-3079
Dial Comm: 8 229-2244*
*Fax: 8*229-3079*
e-mail: betti.teel@corporate.ge.com

December 30, 2002

Ms. Grace Lee
Special Counsel -- Rule 14a-8
[*2] No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Omission of Share Owner Proposal By Earnest C. Newby**

Dear Ms. Lee:

Thank you very much for your telephone call today informing us that Exhibit B was omitted from the above-referenced document.

We apologize for any inconvenience this may have caused you or your office. I enclose a copy of Exhibit B regarding the Earnest C. Newby submission.

Again, thank you for your call and if you have any questions, please contact Eliza Fraser, Associate Corporate Counsel at (203) 373-2442.

Sincerely,

Betti Teel

INQUIRY-2:

GE

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

203-373-2442
Fax: 203-373-3079
Dial Comm: 8 229-2442*
*Fax: 8*229-3079*

December 14, 2002

1934 Act, Section 14(a)
Rule 14a-8(i)(2),(3), (6), and (11)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Omission of Share Owner Proposal by Earnest C. Newby**

Gentlemen and Ladies:

This letter is to inform you, pursuant **[*3]** to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Newby Proposal"):

> RESOLVED: That the Shareholders of General Electric Company ("GE" or the "Company") urge the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees.

A copy of the Newby Proposal is included as Exhibit A.

It is GE's opinion that the Newby Proposal is excludable under (i) Rules 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would cause GE to violate the law and GE lacks the power or authority to implement the Proposal; (ii) Rule 14a-8(i)(3) because the Proposal is so vague and indefinite as to be excludable; and (iii) Rule 14a-8(i)(11) because the Proposal is "substantially duplicative" of a proposal from the Sisters of Charity of Cincinnati, which GE received earlier than the Newby Proposal and intends to include in GE's 2003 Proxy Statement, as revised **[*4]** to conform to Rule 14a-8(i)(3) (the "Sisters of Charity Proposal").

I. **The Newby Proposal, If Implemented, Would Require GE to Violate the Law, and GE Lacks the Power or Authority to Implement the Proposal.**

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Newby Proposal relates not only to future compensation arrangements entered into by GE with its "Senior Executives," but also to compensation to be paid under existing incentive compensation arrangements. In effect, GE could not pay such compensation, if it would exceed "25 times the average wage of hourly working employees," without prior share owner approval. Currently, such compensation is not contingent, as to amount or timing, on such share owner approval. Since GE has outstanding contractual obligations to pay "Senior Executives" compensation pursuant to the compensation arrangements that are not currently subject to the "25-times" limit or a requirement of prior share owner approval, the Proposal would require GE to breach outstanding contractual obligations with its **[*5]** executive officers and, thus, violate state law.

The Newby Proposal on its face will of necessity have such retroactive effect. In the case of GE's outstanding compensatory arrangements, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the executive officers who are parties to those arrangements.

For example, the GE board of directors has authorized long-term incentive awards under the GE 1990 Long-Term Incentive Plan, as Amended and Restated (the "1990 Plan"), to various executive officers, which awards could well have a payout exceeding that permitted if the Newby Proposal were to be implemented. Such awards will be issued and outstanding by the time the Newby Proposal would be voted on by share owners, and in the beginning of a three-year award cycle. It is likely, therefore, that the Newby Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts **[*6]** and, thus, state law.

The Staff of the Division of Corporation Finance (the "Staff") has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related contractual obligations. For example, in **Sensar Corporation** (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "all options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." Additionally, in **International Business Machines Corporation** (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer.

In numerous other letters, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements or otherwise violate state law. **See, e.g., NetCurrents, Inc.** (June 1, 2001) (permitting omission **[*7]** of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); **Whitman Corporation** (February 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract"); **Public Service Electric & Gas Co.** (February 2, 1978) (permitting omission of a share owner proposal because the provision of employee benefits to share owners "could not be provided in a manner consistent with New Jersey statutory and case law"); and **Pennsylvania Power & Light Co.** (January 30, 1978) (permitting omission of a share owner proposal because the provision of employee benefits to share owners would "require the company to make dividend distributions to the company's shareholders which would be illegal under Pennsylvania law").

For all of the above reasons, GE believes that the Newby Proposal is excludable pursuant to Rule 14a-8(i)(2).

Similarly, Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend **[*8]** outstanding compensatory arrangements, including awards granted under the 1990 Plan. As such, GE lacks the power or authority to implement the Newby Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its executive officers and, thus, state law.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to Implement the proposal. **See, e.g., NetCurrents, Inc., supra. Sensar Corporation, supra. Whitman Corporation, supra.** Accordingly, the Newby Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(6).

II. **The Newby Proposal Also Is Excludable Because It Is So Vague and Indefinite as**

To Be Excludable Under Rule 14a-8(i)(3).

The Staff has also consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the share owners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures **[*9]** would be taken if the proposal were implemented. **See, e.g.**, **The Proctor & Gamble Company** (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); **Philadelphia Electric Company** (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and **NYNEX Corporation** (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Newby Proposal "urge[s] the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than **[*10]** 25 times the average wage of hourly working employees." The Proposal is vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented.

The Newby Proposal fails to define the critical terms of the Proposal -- **i.e.** "compensation" and "average wage" -- or otherwise provide guidance on how the Proposal should be implemented. For example, should the "compensation" of the "Senior Executives" be deemed to include non-salary compensation, or is the Proposal merely referring to salary? When the Proposal refers to "average wage" of "hourly working employees," is the Proposal referring to the "hourly wage" of such employees, or to the value of their total hourly compensation package, including benefits? The Proposal also curiously includes "Board members" even though it is clear from the supporting statement that the thrust of the Proposal is the compensation of "Senior Executives" as measured relative to that of lower paid employees at GE.

Similarly, the Newby Proposal is unclear as to whether awards under compensation arrangements, **[*11]** including the 1990 Plan, are included within the reference to "all compensation," when -- and with respect to what year -- are they included: the year of grant, exercise, or payout? And, how is their value to be measured? If "compensation" includes stock options, should their value be determined by reference to Black-Scholes, the spread, or some other formula? Should "benefits" be included in a given "Senior Executives" "compensation"? If so, which benefits should be included? If benefits are included, how should they be valued? By the cost of the benefits to GE or the value of the benefits to the "Senior Executives"? What about existing contractual commitments that the Company may have to a given "Senior Executive"? Certainly, the Company is not free to breach those contracts simply to keep within the prescribed pay disparity ratio. The Newby Proposal provides no guidance on these critical issues.

Lastly, what would the share owners be asked to approve if the allowable pay ratio were approached? Exceeding the ratio for a given "Senior Executive" for a given year? Or could the Company ask the share owners to approve in advance certain types of compensation, such as performance-based **[*12]** awards, under its compensation arrangements?

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

III. **GE May Omit the Newby Proposal Under Rule 14a-8(i)(11) Because It Is Substantially Duplicative of the Sisters of Charity Proposal That GE Is Including in GE's 2003 Proxy Statement.**

As more fully described in GE's separate letter to the Staff dated December 14, 2002, GE intends to include the Sisters of Charity Proposal in its 2003 Proxy Statement, revised to conform to the proxy rules. Because GE intends to include the Sisters of Charity Proposal in its Proxy Statement, GE asks the Staff to concur that GE may omit the Newby Proposal in its entirety under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier received Sisters of Charity Proposal. GE received the Sisters of Charity Proposal on October 22, 2002, and the Newby Proposal on November 8, 2002.

The Newby Proposal focuses on what the proponent perceives to be "excessive" executive compensation at GE as measured by the disparity between the compensation of the Company's executives and those **[*13]** of the Company's lower paid employees. As such, GE believes that the Newby Proposal is "substantially duplicative" of the following Sisters of Charity Proposal that GE intends to include in its 2003 Proxy Statement, as revised to conform to the proxy rules:

> RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential *information and prepared at reasonable cost) to requesting shareholders* comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the, pay 'to more reasonable and justifiable levels.'

A copy of the Sisters of Charity Proposal is enclosed as Exhibit B.

Each of the Sisters of Charity and Newby Proposals **[*14]** focuses on the proponent's perceived issue of "excessive" executive compensation at GE as measured by the disparity between the compensation of the Company's executive officers and those of the Company's lower paid employees. Rule 14a-8(i)(11) states that, if a proposal is "substantially duplicative" of another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting, such subsequent proposal may be omitted from the company's proxy statement. The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that share owners would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. **See** Exchange Act Release No. 34-12999 (November 22, 1976).

The Staff has consistently applied this exclusion to proposals that are identical to previously submitted proposals for the same meeting. **See, e.g., AT&T Corp.** (January 26, 1999) (two identical proposals received by company); **The New Germany Fund, Inc.** May 8, 1998) (same); and **Great Lakes Chemical Corporation** (March 2, 1998) (same).

Proposals **[*15]** need not, however, be identical to be excludable under Rule 14a-8(i)(11).

The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. **See, e.g., Pacific Gas & Electric Co.** (February 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Implicit in Rule 14a-8(i)(11) is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates a risk that, if each of the proposals were adopted by the share owners, the board of directors would not be left with a clear expression of share owner intent on the issue. Thus, while Rule 14a-8(i)(11) protects share owners from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the share owners' will because the board does not have clear terms on which to proceed where duplicative proposals, while identical in subject matter, differ as to terms, **[*16]** breadth, or intended implementation. **See, e.g., Centerior Energy Corporation** (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating executive bonuses and stock options); **Pinnacle West Capital Corporation** (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to share owners was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $ 1.00 had been paid to share owners); **Pacific Gas & Electric Company, supra** (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of previous proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors); **Union Camp Corporation [*17]** (January 24, 1990) (where both proposals requested that the company withdraw any investment in South Africa, but the second proposal also included "specific steps in implementing" the proposal, the Staff permitted exclusion of the second proposal on "substantially duplicative" grounds); and **Proctor & Gamble Company** (June 15, 1983) (second proposal, identical to a portion of a broader first proposal, was excluded on "substantially identical" grounds).

In other instances, the Staff has permitted exclusion of a proposal on "substantially duplicative" grounds where the proposals, while relating to the same topic, requested different board actions with respect to that topic. For example, in **Monsanto Company** (February 7, 2000), the company received two proposals, both of which the company interpreted as seeking to eliminate the company's classified board. The first proposal requested that the entire board be elected at every third annual meeting, and the second proposal requested that all of the directors be elected each year. The Staff, in permitting the company to exclude the second proposal from its proxy statement under Rule 14a-8(i)(11), noted that "shareholder approval of **[*18]** both proposals would require the board to choose between an annual and a triennial timetable for election of candidates for seats on a declassified board." Inclusion of both proposals in the proxy statement would likely confuse the share owners. In addition, if each proposal were approved by the share owners, it would be virtually impossible for the board to implement **both** proposals because each proposal requested a different action. **See also American Electric Power Company** (December 22, 1993) (one proposal recommended that the board institute a policy that the CEO's salary be no more than two times the salary of the President of the United States, the other proposal recommended that the board institute a policy that the CEO's salary be no more than 150% of the salary of the President of the United States).

The "principal thrust" or "principal focus" of each of the Sisters of Charity and Newby Proposals is what the proponents perceive to be "excessive" compensation paid to Company executives. In addition, each of the Proposals seeks to define what is considered excessive by reference to the disparity between executive compensation and the compensation paid to GE's lower paid **[*19]** employees.

The Sisters of Charity Proposal requests that the Board of Directors prepare a report addressing "whether [GE's] top executives compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay to more reasonable and justifiable levels." In doing so, the Sisters of Charity Proposal asks the Board to focus on the pay disparity between Company executives and GE's "lowest paid" workers by including in the report "statistics related to any changes in the relative percentage size of the gap" between the company's top executives and its "lowest paid" workers over a 20-year period.

Similarly, the Newby Proposal urges the Board to seek share owner approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." Thus, the Newby Proposal also addresses the same pay disparity issue, but calls for specific action -- share owner approval of "excessive" pay.

In addition, the supporting statements contained in each of the Sisters of Charity and Newby Proposals make it clear that the proponents' **[*20]** "principal thrust" or "principal focus" is what they perceive to be "excessive" executive compensation at GE. The Sisters of Charity Proposal's supporting statement focuses specifically on whether the Company's "retirement agreements" are excessive. The Newby Proposal's supporting statement is very short, citing without authority the annual value of the retirement provisions included in Mr. Welch's retirement agreement.

Finally, the Sisters of Charity's supporting statement echoes that Proposal's reference "to more reasonable and justifiable levels" of executive compensation, by stating that GE's "pay scales should model justice and equity for all our workers." Similarly, the Newby Proposal admonishes "GE's Senior Management and Board of Directors [to] do a better job in conducting business concerning Top Management's retirement packages."

For the reasons discussed above, GE requests the Staff's concurrence that GE may omit the Newby Proposal under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier received Sisters of Charity Proposal that GE will include in its 2003 Proxy Statement, as revised to conform to the proxy rules. If the Staff does not concur that the Newby **[*21]** Proposal may be omitted on Rule 14a-8(i)(11) grounds, GE requests that the Staff permit GE to exclude the Newby Proposal in its entirety under either Rules 14a-8(i)(2) and 14a-8(i)(6) or, alternatively, Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosure are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copies of this letter, Mr. Newby is being notified that GE does not intend to include his Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

EXHIBIT A

Earnest C. Newby
116 Pecan Way
Natchez, MS 39120
601 445 8744
Email natcheznewby@aol.com

December 3, 2003

General Electric Company
35 Easton Turnpike
Fairfield, CT 06431

Subject: Shareholder's **[*22]** Proposal

I believe GE's Senior Management and the Board of Directors could do a better job in conducting business concerning Top Management's retirement packages. I am particularly offended to the money being paid to Mr. Jack Welch for his retirement. Mr. Welch's retirement money is approx. $ 7,424,244.00 per year. I think this too much and it should negotiated to more reasonable level. Therefore, I am making the following proposal:

Resolved: That the Shareholders of General Electric Company ('GE' or the 'Company') urge the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees.

Submitted this third day of December 2002 to the Board of Directors.

Earnest C. Newby

EXHIBIT B

PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, **[*23]** but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps oven bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love thy neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees supply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it... In 1980, CEO compensation was 42 times that **[*24]** of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society... The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf).

RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related **[*25]** to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

Service: **Get by LEXSEE®**
Citation: **2003 SEC No-Act LEXIS 190**
View: Full
Date/Time: Friday, December 16, 2005 - 1:45 PM EST

*2003 SEC No-Act. LEXIS 132, **

2003 SEC No-Act. LEXIS 132

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

January 23, 2003

CORE TERMS: outstanding, proxy, indefinite, omission, salary, vague, excludable, cap, state law, contractual, board of directors, proponent, omit, false and misleading, stock, senior executive, shareholders, registrant, inherently, misleading, impugn, proper subject, implemented, compensatory, unilaterally, counted, dollars, intend, Exchange Act, employee compensation

[*1] General Electric Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2002

The proposal seeks an individual a cap on "salaries and benefits" of one million dollars for GE officers and directors.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8 (i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

INQUIRY-1:
ge
General Electric Company

3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8* 229-3079
e-mail: eliza.fraser@corporate.ge.com

December 12, 2002

1934 Act, Section 14(a)
Rule 14a-8(i)(1), (2), (3), (6), and (7)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
[*2] 450 Fifth Street, N. W.
Washington, D.C. 20549

Re: **Omission of Share Owner Proposal by W. A. Carrington Jr.**

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from W. A. Carrington Jr.:

> I wish to include a share holder proposal for inclusion in next year's proxy statement making an individual cap on salaries and benefits of one million dollars for G.E. officers and directors.

A copy of the Proposal is enclosed as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by GE share owners; (ii) Rule 14a-8(i)(2) because the law; implementation of the Proposal would cause GE to violate (iii) Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal; (iv) Rule 14a-8(i)(7) because the Proposal relates the ordinary business operations of GE; (v) Rule 14a-8(i)(3) **[*3]** because the Proposal is vague and indefinite; and (vi) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of Rule 14a-9.

I. **The Proposal Is Not a Proper Subject for Action by GE Share Owners Under State Law.**

Rule 14a-8(i)(1) states that a registrant may omit a share owner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. **See** Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

The note to Rule 14a-8(i)(1) states that, "depending upon the subject matter, some proposals are not considered proper **[*4]** under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. **See, e.g., Phillips Petroleum Company** (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); **PPL Corporation** (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); **PSB Holdings, Inc.** (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and **Columbia Gas System** (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather, it directs that GE "make an individual cap on salaries and benefits of one million dollars for G.E. officers and directors." The Proposal therefore is not precatory, instead requiring that **[*5]** GE perform specific actions, leaving no discretion in the matter to the GE Board of Directors. Thus, the Proposal seeks to usurp the discretion of GE's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

II. **The Proposal, If Implemented, Would Require GE to Violate the Law.**

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal relates not only to future compensation arrangements entered into by GE, but also to all of GE's outstanding compensation arrangements if, under the arrangement, the officer or director were to receive salary and benefits aggregating more than $ 1 million. Since GE has outstanding contractual obligations to pay officers and directors compensation in excess of $ 1 million, it is my opinion that the Proposal would require GE to breach outstanding contractual obligations with its officers and directors and, thus, violate state law.

As noted above, the Proposal on its face will of necessity have retroactive effect. Thus, in the case of GE's outstanding compensatory arrangements that do not **[*6]** comply with the Proposal, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the officers or directors who are parties to those arrangements.

For example, GE has granted awards under its GE 1990 Long-Term Incentive Plan, as amended and restated, to various individuals that may have a value of more than $ 1 million. Such awards are still outstanding, and in some cases are in the early years of a multi-year award cycle. It appears, therefore, that the Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts and, thus, state law.

The Staff has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related agreements. For example, in **Sensar Corporation** (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "all options reserved for officers **[*7]** and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." Additionally, in **International Business Machines Corporation** (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the companys chief executive officer.

In numerous other letters, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements **See, e.g., NetCurrents, Inc.** (June 1, 2001) (permitting omission of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); and **Whitman Corporation** (February 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract").

For all of the above reasons, GE believes that the Proposal is excludable pursuant to Rule 14a-8(i)(2).

III. **GE Lacks the Power or Authority to [*8] Implement the Proposal.**

Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend outstanding compensatory arrangements. As such, GE lacks the power of authority to implement the Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its officers and directors and, thus, state law.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal. **See e.g., NetCurrents, Inc., supra; Sensar Corporation, supra; Whitman Corporation, supra**. Accordingly, the Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8 (i)(6).

IV. **The Proposal Relates to the Ordinary Business Operations of GE.**

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." When considering whether **[*9]** to permit the exclusion of a share owner proposal relating to compensation matters under Rule 14a-8(i)(7), the Staff draws a distinction between proposals relating to seniorexecutive officer and director compensation, on the one hand, and general employee compensation, on the other.

In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff stated that, "since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:

> . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7); and
>
> . We do not agree with the view of companies that they may exclude proposals that concern **only** senior executive and director compensation in reliance on Rule 14a-8(i)(7)."

(Footnotes omitted; emphasis in original.) (Although Staff Legal Bulletin No. 14A made the Rule 14a-8(i)(7) exclusion unavailable with respect to proposals that address matters involving material equity dilution, the instant Proposal does not implicate such matters.)

Thus, the Staff has routinely permitted registrants to exclude compensation-related share owner proposals under Rule 14a-8(i)(7) **[*10]** if the share owner proposals do not limit the proposal solely to senior executive officer and director compensation matters. For example, in **UAL Corporation** (February 17, 2002), the Staff allowed the company to exclude a proposal that requested the board of directors to prepare a report on the pension liability of an executive retirement plan and all other qualified pension plans because the proposal related to the company's "ordinary business operations (i.e. general employee benefits)." Similarly, the Staff has held that a compensation proposal that relates to **all** "officers," rather than merely "senior executive officers," may be omitted under Rule 14a-8(i)(7). In **Lucent Technologies Inc.** (November 6, 2001), the Staff allowed the company to exclude a proposal seeking to decrease the salaries, remuneration, and expenses of "ALL officers and directors" because it related to the company's "ordinary business operations (i.e. general compensation matters)." The Proposal, by requiring that GE limit the salaries and benefits of **all** officers and directors, is excludable under Rule 14a-8(i)(7) because it addresses general compensation matters and not solely the compensation **[*11]** of senior executive officers and directors.

V. **The Proposal Is So Vague and Indefinite as To Be Misleading**.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareowners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented **See, e.g., The Proctor & Gamble Company** (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); **Philadelphia Electric Company** (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is **[*12]** so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and **NYNEX Corporation** (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented. For example, the Proposal does not define the term "benefits." Are "benefits" limited to the value of medical, life, disability, and similar employee benefits, or does the term include all compensation other than salary, such as perquisites, stock options, and other awards? Are "benefits" to be measured for purposes of the $ 1 million cap by their cost to GE, or their value to the recipient; further, if measured by their cost to GE, is the appropriate measure average cost, incremental cost, or some other standard? If stock options **[*13]** constitute "benefits," how should they be valued -- by their Black-Scholes value, their spread, or some other formula? The Proposal offers no guidance whatsoever with respect to such critical issues.

Furthermore, the Proposal's demand for an individual $ 1 million cap on "salaries and benefits" fails even to express any timeframe over which to measure such compensation. Certainly, the proponent must have intended the $ 1 million cap to apply to any given year, as opposed to over the entire career of officers and directors, but this is not at all clear.

If the Proposal is intended to apply to each year, how does the Proposal treat deferred compensation for purposes of the annual $ 1 million cap? Similarly, if stock options and other equity-based awards are included in the term "benefits," it is not clear when the value of such awards are to be counted for purposes of any annual cap: Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined **[*14]** -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred? This timing dilemma is especially troublesome when one recognizes that GE, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various GE long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

VI. **The Proposal Is False and Misleading**.

Even if the Staff does not concur that the Proposal is so vague and indefinite under Rule 14a-8(i)(3) as to require omission of the Proposal in its entirety, the following portion of the supporting statement is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

> In my opinion the Compensation Committee is someplace between negligent and derelict in its duties and the result is that the corporation and its stock holders are being made **[*15]** fools of, so that a select top few can be made "stinking rich."

There are numerous no-action letters that support the exclusion of this statement as false and misleading because it impugns the character and integrity of GE's Management Development and Compensation Committee and the Company's senior officers without factual foundation. Although the proponent is allowed to set forth his opinion in the supporting statement (**see, e.g., Marriott International, Inc.**) (March 14, 2002) (requiring four sentences or phrases to be recast as the proponent's opinion)), the proponent cannot impugn the character or integrity of management or directors without factual foundation. **See, e.g., Honeywell International Inc.** (October 26, 2001) (requiring deletion of a sentence that the company argued was inaccurate and an attempt to impugn the character of company officers); and **Electronic Data Systems Corporation** (March 11, 1999) (requiring deletion of a statement that the company argued was inaccurate and lacked factual foundation).

The proponent has no basis for asserting that the Management Development and Compensation Committee has been "negligent" or "derelict." Moreover, his statement **[*16]** that share owners are being "made fools of" so that "a select top few can be made 'stinking rich'" is inflammatory and impugns the character of GE's senior officers, as well as the members of the Committee, without factual foundation.

The inclusion of such false and misleading statements is not permitted under the Commission's rules. Accordingly, GE believes that the statement is excludable as false and misleading under Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Carrington is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 6, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza **[*17]** W. Fraser

Service: **Get by LEXSEE®**
Citation: **2003 SEC No-Act LEXIS 132**
View: Full
Date/Time: Friday, December 16, 2005 - 1:47 PM EST

NO-ACT, WSB File No. 0207200519, Int'l. Business Machines Corp.
Int'l. Business Machines Corp.

Public Availability Date: February 02, 2005

WSB File No. 0207200519

Fiche Locator No. None

WSB Subject Categories: 73 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

November 26, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Square
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of **Mr. Fred S. Strauss**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Fred S. Strauss (the "Proponent"). The Proponent, who, for many years, has complained about the fact that the Company cut its dividend in 1993, and has sought for the Company to increase its dividend to its pre-cut level, now proposes

"that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred."

IBM believes that the Proposal can properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED *IN ITS ENTIRETY* UNDER RULE 14a-8(i)(3), AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PERMITS THE EXCLUSION OF A PROPOSAL SO VAGUE AND INDEFINITE THAT NEITHER THE STOCKHOLDERS VOTING ON THE PROPOSAL NOR THE COMPANY IN IMPLEMENTING THE PROPOSAL (IF ADOPTED) WOULD BE ABLE TO DETERMINE WITH ANY REASONABLE CERTAINTY EXACTLY WHAT ACTIONS OR MEASURES THE PROPOSAL REQUIRES.

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals like the instant one, have successfully argued that proposals may be excluded in ***their entirety*** if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. ***See*** U.S. Securities and Exchange Commission, Division of Corporation Finance, *Staff Legal Bulletin Number 14B, Shareholder* Proposals (September 15, 2004), where the Division recently clarified its interpretative position with regard to the continued application of rule 14a-8(i)(3) to stockholder proposals which remain hopelessly vague and indefinite.

Although the Proposal might seem simple at first blush, upon inspection, it can be seen as subject to multiple interpretations, and once carefully studied, is hopelessly confusing and unclear. As such, we assert it is subject to outright exclusion under the proxy rules as vague and indefinite. As noted earlier, in the instant case, the Proponent has had a long history of communications with IBM about the amount of our common stock dividend. The Proponent remains upset, both that the Company reduced its dividend in 1993, and that the amount of the dividend payout continues to remain below what it was prior to 1993, despite regular annual increases of such dividend. The instant Proposal is no more than another transparent attempt to incent the Company to restore the dividend payout level to where it was before it was reduced in 1993. As the Proponent writes in the first sentence of his Proposal letter:

"On several occasions, I have written to you and complained that the dividend paid to shareholders is still way below what we received twelve years ago.

During the same period of time, directors and officers have received increased remuneration.

At the current rate of annual increases of the dividend, it will take five or more years or longer just to get back to where we were in 1993.

I am, therefore proposing **that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred."**

The actual Proposal, quoted in the last paragraph immediately above, is in reality quite confusing, since it can be interpreted in ***at least three (3) different ways,*** with each interpretation giving rise to vastly different results. As we will show below, the Proposal clearly cannot pass muster under Rules 14a-8(i)(3) and 14a-9 and should be excluded in its entirety as vague and indefinite. See *General Electric Company* (January 23, 2003) (proposal seeking cap on "salaries and benefits" of one million dollars for GE officers and directors excluded in its entirety under rule 14a-8(i)(3) as vague and indefinite); *International Business Machines Corporation* (January 10, 2003) (proposal requiring two nominees for each "new member" of the board excluded under rule 14a-8(i)(3) as vague and indefinite); *The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal); *Philadelphia Electric*

Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of stockholders because "the proposal is so inherently vague and indefinite" that neither the stockholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); *NYNEX Corporation* (January 12, 1990) (permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); *Joseph Schlitz Brewing Company* (March 21, 1977). As with each of the letters cited above, the Company also submits that the instant Proposal is woefully vague and indefinite, and should be excluded from our 2005 proxy statement.

There are multiple interpretative problems with the instant Proposal. In the first place, although the Proponent is clearly targeting IBM Officers and Directors, the Proposal does not state, and we don't know, *which* officers and directors should "have their '*pay*' reduced." (emphasis added) Who are the "***responsible***" officers and directors? The Proposal can be read in *at least* three ways:

A. Is the Proposal suggesting that we reduce the pay of IBM's ***current*** officers and directors to 1993 levels because *they* are the officers and directors now "responsible" for the reduced dividend payout? ***or***

B. Is the Proponent suggesting that the Company reduce the pay of the IBM officers and directors who held such officer and director positions *in 1993*, as the "responsible" ones for initially implementing the "reduced payout"? ***or***

C. Is the Proponent suggesting that we hold "responsible" and reduce the pay of *all* officers and directors who have served on and after 1993 (i.e., past and present) --irrespective of where they were and what positions they held in 1993 --based upon the Proponent's intense focus on the fact that the dividend payout, having been reduced in 1993, *still remains "way below" the 1993 payout level*, and, in his words, "*will take five or more years or longer just to get back to where we were in 1993*?"

In short, we don't know which officers and directors to hold **"responsible for this reduced payout"** and, as a result, we can't determine which of these three (3) different interpretations may be the correct one. Although there may be still other ways to interpret the Proposal, we can see and will outline at least ***three*** (3) different ways to read this Proposal, but we have no way to interpret the intent of the Proponent with any degree of certainty, and such intent cannot be gleaned anywhere from the language of Proposal or the preamble thereto. Moreover, if IBM --as the entity most familiar with the instant situation with this Proponent, having studied the Proposal in light of the Proponent's long-standing history with the Company --finds the Proposal hopelessly vague and indefinite, we respectfully suggest that IBM stockholders at large, faced only with the stark and confusing language of the Proposal, would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8((i)(3) and 14a-9.

In this connection, the U.S. District Court, in the case of *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), stated:

the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

The very same problem associated with the *NYCERS* proposal also exists with the instant submission. For the convenience of the staff, the Company has set forth below a discussion of three (3) different alternative readings of the Proposal, which readings only serve to highlight the confusion over the Proposal's intended scope. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

A. The Proposal can be read to have IBM reduce the "pay" of the Company's current officers and directors, inasmuch as IBM's current officers and directors are the ones in position to raise the dividend to 1993 levels, yet have failed, despite multiple requests from the Proponent, to do so.

Under this first reading of Proposal, the Proponent would have the Company reduce the pay of the Company's *current* officers and directors, because such current officers and directors have not heeded the Proponent's demands to restore the dividend to its original amount, notwithstanding his multiple letters to the Company admonishing us to increase our dividend. Since it is the *current* group of officers and directors that are involved in corporate decision-making under this reading, the Proponent may, through the filing of this stockholder proposal, be seeking to induce such decision makers to see things his way, or pay a financial penalty (in the form of reduced "pay") for their failure to do so. In this connection, the Company's *current* Board of Directors retains exclusive jurisdiction over the amount of the Company's dividend. In this connection, Article Four of the Company's Certificate of Incorporation provides, in pertinent part, that stockholders:

"shall be entitled to receive such dividends...as may from time to time be declared *by the Board of Directors.*" (emphasis added)

Since Article Four of our Certificate of Incorporation places matters relating to the Company's dividend within the province and discretion of the Company's *current* Board of Directors, the Proponent could be seeking to penalize those directors, as persons with both the jurisdiction and ability to effect the desired dividend increase, for their collective failure to adhere to the Proponent's demands. In effect, since IBM's current Directors have not increased the dividend in an amount sufficient to satisfy the Proponent, he could be seeking for IBM stockholders to vote on having the Company reduce the "pay" of such current directors to the level prevailing in 1993.

But if it is the "pay" of the Company's *current* directors and officers that the Proponent seeks to roll back to 1993 levels, multiple additional interpretative problems abound. As will be shown, ***infra,*** it is both incorrect as well as facile to assume that such a task can be lawfully accomplished, given the fact that both our Officer and Director personnel, as well as their respective "pay" and other compensatory benefits, have changed over the years.

1. Multiple Personnel Changes since 1993 (*Current* Officers and Directors)

In this case, the very personnel who hold the positions of IBM directors and officers have changed multiple times since 1993, and we don't know which officers and directors whose "pay" the Proponent now seeks to reduce. For illustrative purposes, we are attaching to this letter the following extracted pages from our Forms 10-K and proxy statements listing various IBM directors and officers whom the Proponent may be seeking to target:

Exhibit	*Description*	*Source*
B	1993 Directors	1993 Proxy Statement
C	1993 Officers	1992 Form 10-K

D	Current Directors	2004 Proxy Statement
E	Current Officers	2003 Form 10-K

Under the first reading of the Proposal, with the Proponent's focus on reducing the pay of *current* officers and directors to 1993 levels, it is quite noteworthy, upon a review of Exhibits B, C, D and E --that only *2* of the Company's current directors were directors in 1993 when the dividend was reduced. Furthermore *NONE* of the Company's current officers were officers in 1993, and two of our current officers were not even working for IBM at all in 1993. How are we to go about reducing the "pay" of our ***current*** officers and directors to 1993 levels, when nearly all of them weren't in such positions 11 years ago, or were not even with IBM at all back in 1993?

Were this not enough, following the 1993 dividend cut, during the post-1993 tenure of all individuals holding the positions of officers and directors at IBM, the Company has only INCREASED the amount of our dividend, albeit not to the satisfaction of this Proponent. If it is truly the Proponent's intent to penalize IBM's *current* officers and directors --the overwhelming number of whom had absolutely no connection to 1993 dividend cut --such intent is both confusing and misplaced. And, just as we are confused by the Proponent's intent, we are convinced that IBM stockholders at large would be similarly confused --and mislead --as to which directors and officers the Proposal is targeting.

2. Elements of "Pay" have Changed since 1993 (*Current* Officers and Directors)

We are also confused over how the "pay" element of this Proposal could ever be lawfully implemented against the Company's current officers and directors. First, how would the Company determine the "1993 levels" of "pay" for the Company's **current** officers and directors? In addition to the fact that the officer and director personnel involved are different from the personnel in place back in 1993 --[*compare Exhibits B and D for changes in Director personnel, and Exhibits C and E for changes in Officer personnel*] - many elements of the Company's compensation programs have also changed substantially from 1993 to the present time. We have been given no guidance by the Proponent as to what elements of "pay" ought to be included and excluded from the Proposal's scope for purposes of reducing such "pay" to 1993 levels.

a. Director "Pay" (*Current* Directors)

Director compensation is different today from what it was in 1993. For example, in 1993, IBM's outside directors were provided with a separate retirement plan, which plan constituted an integral part of their compensation package. The Company subsequently terminated such retirement plan for directors, and established, following stockholder approval in 1995, a Non-Employee Directors Stock Option Plan. Given these and other changes over the years, if the Proposal is meant to have the Company roll back director "pay" to 1993 levels, does this mean we would have to look back to 1993, determine what "pay" was available or accrued as of such date for our directors, and provide that amount of "pay" in the same form to our ***current*** directors? If so, does that mean we would have to reestablish the retirement plan for our **current** directors, even though all of our current directors are not otherwise eligible for, and cannot participate in such retirement plan? On the other hand, if this is not the intent of the Proposal, and we would not have to recreate the precise pay package which was available for directors back in 1993, how would the Company go about providing equivalent benefits to our directors for "pay" we would have to eliminate --such as the stock option plan, which plan did not even exist in 1993? In particular, if "pay" were to be rolled back to 1993 levels, would the Company be expected to rescind all stock option grants, since we had no director stock option plan in 1993? Aside from the fact that implementation would be both unlawful and beyond the power of the Company to implement, see Arguments II, III and IV, ***infra,*** the Proposal is hopelessly confusing. We simply don't know how to interpret or implement this Proposal. And, needless to say, if after having studied this Proposal, we are hopelessly confused by the Proposal's inherent vagueness, IBM stockholders trying to discern the intent and application of this Proponent would be similarly confused. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

b. Officer "Pay" (*Current* Officers)

The Proponent's desire to roll back IBM officer "pay" to 1993 levels carries with it similar interpretative infirmities as well as illegalities. In addition to the fact that elements of compensation have changed, so too have the IBM personnel holding the officer positions the Proponent is targeting. As noted earlier, in addition to the fact that *none* of IBM's current officers held such positions in 1993 [***see and compare Exhibits C and E***], at least two of our current officers were not even working ***at all*** for IBM in 1993. How should the 1993 "pay" for these people be determined? By reference to their "pay" at their 1993 employers? Is the Proponent suggesting we go back to their 1993 employers and find out how much their "pay" was, and adjust their "pay" to what their 1993 employers were paying them? Or, since "pay" can just as intelligently be read to include all elements of compensation, since these people worked at different companies with different compensation packages, might the Proponent also be suggesting that we go back and seek information from their other employers about their ***total*** compensation packages in 1993? If their ***total*** compensation is not to be considered, what elements of compensation would the Proponent have us consider? What if these persons made *more*, either in base pay, or in total compensation in 1993 than they do here currently? Should the "pay" of such persons be increased? If not, should their "pay" be decreased? Perhaps "pay" could be determined by reference to the "pay" of the persons ***in IBM*** who, in 1993, held the same or similar positions. We don't know, and again we have no answers to the multitude of questions the Proposal raises.

Were this not confusing enough, for both IBM officers as well as rank and file IBM employees, the Company has changed, and compensation packages have not remained static over the years. If the Proposal is meant to apply to the *current* IBM officers (again, *none* of whom were IBM officers in 1993), and if these officers' pay is to be **"reduced to the level prevailing in 1993,"** how would the Company properly determine what items of compensation should go into the "pay" calculation for such persons? Would both "base" compensation as well as the officer's "incentive" compensation be considered part of "pay"? We don't know.

How would the Company handle the "pay" for those IBM officers who worked in 1993 under a commissioned sales plan? Would such commissions be considered part of their "pay"? And, if the commissions for such persons resulted in their receipt of a ***greater*** amount of "pay" in 1993 than the current officer's compensation, would those persons who are now IBM officers receive *increases* rather than decreases in their "pay"? We simply don't know and the Proponent has provided us with absolutely no guidance.

Stock options raise other unanswered issues. The grant of a stock option constitutes an important element of an officer's total compensation package (i.e., "pay" in the Proponent's parlance). The value of stock options fluctuate, depending on the market price of the underlying stock. With stock options, how could the Company ensure that the "pay" for an IBM officer was reduced to the level prevailing in 1993? Would we be expected to prevent an officer from exercising a lawfully vested stock option? If we can't prevent the exercise of a vested stock option, how could we lawfully cap the profit that might otherwise be gleaned upon exercise of the stock option? We don't know. In addition to the illegalities associated with these type of "pay" issues raised by the Proposal, See Arguments II and III, ***infra***, we just don't know how we would be able to go about implementing something like this. Indeed, the Proposal raises many more questions than it answers. We submit that if the Company has this much difficulty interpreting the Proposal, IBM stockholders at large would also be hopelessly confused. Indeed, neither the Company nor IBM stockholders at large should have to interpret, let alone try to implement such a vague and indefinite Proposal. As such, the entire Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

3. Time Frame for Implementation (*Current* Officers and Directors)

We are also confused over the time frame under which the Proponent's reduction in "pay" would, if implemented, remain in effect. Again, the Proposal has provided us with no definitive guidance. The Proponent's oblique reference to the dividend is of no real assistance either. In his words:

"at the current rate of annual increases of the dividend, it will take *five more years or longer* just to get back to where we were in 1993." (emphasis added).

What is the Proponent getting at here? Does the "five more years or longer" period stated by the Proponent also provide us with some timing element for the putative "pay" reduction? That is to say, is the Proponent suggesting that once the dividend is restored to its 1993 level, the "pay" reduction would be rescinded? Or, does the Proponent intend that the "pay" reduction be permanent? Again, we don't know, and the Company should not properly have to make so many assumptions on these issues, as we would be engaging in pure speculation. Similarly, IBM stockholders should not be made to speculate on such matters. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

4. Post - Reduction Increases in "Pay" *(Current* Officers and Directors)

If there is not to be permanent reductions in "pay," the Proponent has also failed to provide us with any guidance over whether any interim increases in "pay" would be permitted for the affected IBM Officers and Directors following the putative "pay" reduction. In this connection, we wonder whether any "pay" increases would be allowed, or whether the "pay" would remain frozen forever? If interim "pay" increases are to be allowed, how should the Company handle them and what should the amount of any permitted "pay" increases be gauged by? Should increases in officer and director "pay" parallel the increases that may be made to the Company's dividend? The consumer price index? Some other yardstick? As before, neither the Company nor IBM stockholders at large should be made to speculate, or otherwise make so many assumptions about this vague Proposal, including, without limitation, any details regarding the reduction in "pay" called for by the Proposal. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

B. The Proposal can also be read to have IBM reduce the "pay" of only those officers and directors who held such officer and director positions in 1993 (hereinafter, the "1993 Officers and Directors") --the year when the amount of the dividend payout was cut --as the Proponent can be seen as viewing these particular 1993 Officers and Directors as the ones "responsible for this reduced payout."

A second and equally plausible reading of the Proposal has the Proponent targeting only the IBM Officers and Directors who actually cut the dividend in 1993, by reducing the "pay" of these 1993 Officers and Directors for their actions.

In the Proponent's words:

"the officers and directors responsible for this reduced payout be treated just like the shareholders and have *their* pay reduced to the level prevailing in 1993 when this change occurred."

The Proponent's use of the two phrases ***"responsible for this reduced payout"*** and ***"when this change***

occurred*"** provide some support for this second interpretation of the Proposal, inasmuch as these phrases may well indicate a more directed focus by the Proponent on the *very* IBM officers and directors who held such positions in 1993. These persons could be the ones, in the Proponent's mind, as those involved in the initial decision-making to cut the dividend, and in the Proponent's words, ***"the officers and directors responsible for this reduced payout,"

The Proponent may well seek to brand and censure only the 1993 Officers and Directors. Yet, if the 1993 Officers and Directors are to be the only ones targeted under the Proposal, and the reduction in "pay" be made applicable only to such 1993 Officers and Directors for reducing the dividend, substantial questions --as well as additional unresolved issues --abound, for which the Proposal again provides no guidance. As in the first alternative reading, under which the Proposal was interpreted as applying to ***current*** IBM Officers and Directors (Subsection IA of this letter, *supra*), we are equally confused and perplexed over how to apply the Proposal to the 1993 Officers and Directors. And, if IBM, having studied this Proposal and its multiple interpretations, is confused and perplexed, we believe that IBM stockholders at large would be too, as our stockholders, however intelligent they may be, are necessarily not at all familiar with the Proponent and his underlying intent, which simply can't be gleaned from the Proposal. Set forth below are some of the problems and issues we see, which are not subject to clear interpretation or resolution under this second interpretation of the Proposal.

Under this second interpretation, if the Proponent would have the Company reduce the pay of the Company's *1993* Officers and Directors --because such officers and directors were the ones responsible for the cut in the dividend --and penalize such individuals for their action --the overwhelming number of which Officers and Directors have now left IBM --a variety of ***different*** problems arise. As noted above, *none* of the 25 IBM Officers from 1993 are still with the Company, and only 2 of the 18 IBM Directors from 1993 remain on our Board. Those 1993 Officers and Directors who left IBM have all retired, and at least one of them has since died.

If it is the "pay" of these 1993 Officers and Directors that the Proponent wants to cut, **by having "their pay reduced to the level prevailing in 1993,"** multiple interpretative problems exist. As will be noted in Arguments II and III, *infra*, it is wholly incorrect to assume that such a task could even be accomplished lawfully, given that such 1993 Officers and Directors have legally enforceable contractual rights under various IBM benefit plans, which simply cannot lawfully be changed unilaterally.

1. Present Status of 1993 Officers and Directors *(1993 Officers and Directors)*

As noted above, *all* of the Company's twenty-five 1993 Officers and 16 of the 18 IBM Directors from 1993 have left IBM. All who left have retired, and at least one of them is now deceased. If we are to interpret the Proposal to reduce the "pay" of the 1993 Officers and Directors back to 1993 levels --with the reduction of "pay" necessarily being applicable to affected Officers' and Directors' retirement, stock option and other vested benefits --any attempt by IBM to unilaterally implement such Proposal would also cause the Company to violate Rule 14a-8(i)(2), inasmuch as such an implementation by IBM would violate the terms and conditions of various preexisting contracts and benefit plans in place with our Officers and Directors, as well as both federal and state laws which govern such contracts and benefit plans. See Arguments II and III, *infra*. However, there are also multiple additional interpretative problems which make this reading of the Proposal equally subject to exclusion as hopelessly "vague and indefinite" under Rules 14a-8(i)(3) and 14a-9.

2. Elements of Pay have Changed *(1993 Officers and Directors)*

As with the *current* IBM Officers and Directors outlined earlier, we are similarly confused over how the "pay" element of this Proposal could be implemented for the 1993 IBM Directors, nearly all of whom have left. Even for the 2 IBM Directors who remain in active status, many elements of the Company's compensation have changed from 1993.

While each of the 1993 Officers and Directors received their salaries and other benefits while actively employed, after each Officer and Director left the Company, other forms of compensatory benefits (i.e., "pay" under the Proposal), became available to such persons in accordance with the terms of contracts and plans applicable to them, including the commencement of retirement benefits, and the vesting of stock options. As noted earlier, we have been given no guidance from the Proponent as to what should be included and excluded from the Proponent's definition of "pay" for purposes of reducing the "pay" of these persons to 1993 levels.

a. Director Pay *(1993 Directors)*

As noted earlier, in 1993, IBM's outside directors received compensation during the term of their service, as well as a separate retirement plan. Both constituted integral parts of their overall compensation package. As such, one could well read the Proposal to include both of these elements as "pay" thereunder. Yet, it is particularly noteworthy that the Company terminated the outside director retirement plan on a going forward basis for directors elected on and after 1995. Directors not in pay status at such time were no longer eligible to receive retirement benefits. For those 1993 Directors who were eligible to retire --and retired --under the terms of the plan, such directors retained a legally enforceable contractual right to continue to receive their vested retirement benefits under the terms of that plan. It is axiomatic that these contractual rights would now be violated if IBM were to implement the Proposal and reduce the "pay" of such directors back to 1993 levels. Moreover, the Proponent has failed to consider, let alone suggest how we might go about properly reducing the pay of such directors back to 1993 levels.

For other 1993 Directors who were not in pay status when the retirement plan was terminated, such directors received restricted stock equal to the value of their accrued benefit. Given the passage of time, some of those 1993 Directors who received shares in lieu of retirement benefits have since left the Company without any retirement benefits. If the Proposal is truly meant to have the Company bring "pay" back to 1993 levels, would this mean that we would have to look back to 1993, and reestablish the retirement plan the Company abolished in order to provide such 1993 directors with the pay **"prevailing in 1993"** when the dividend was reduced?

Furthermore, if we were to implement the Proposal, how would we deal with the 1993 directors who received stock in lieu of their accrued retirement benefits? Would those directors have to return the stock? What if they disposed of such stock? The Proponent has provided no guidance on this matter. As with our discussion of the application of the Proposal to our *current* directors, *supra*, we again submit that the Proposal is utterly unclear and unworkable. Indeed, the Proposal's inherent vagueness provides ample rationale for its outright exclusion under Rules 14a-8(i)(3) and 14a-9.

b. Rolling Back 1993 Officer Pay *(1993 Officers)*

The Proponent's desire to roll back IBM Officer "pay" to 1993 levels carries with it similar interpretative difficulties for the 1993 Officers. (See Exhibit C) Inasmuch as all of the 1993 Officers have, by now, left the Company, together with whatever benefits were lawfully due them, the instant attempt to reduce the "pay" for our 1993 Officers "to the level prevailing in 1993" also raises a host of additional questions without answers.

As noted earlier, compensation for our employees has undergone multiple changes over the years. As IBM employees, each of the 1993 Officers was provided with various benefits. How does the Proponent propose to have us reduce the benefits (i.e. "pay") of these officers on a *post-facto* basis, back to 1993 levels? If the Proposal is truly meant to apply only to the *1993* IBM Officers (none of whom remain with the Company), and if the Proponent wants us to reduce the "pay" of such Officers to 1993 levels, is the Proponent also suggesting we recalculate their retirement and other benefit accruals retroactively? (i.e., as of 1993)? If we do so, how would we handle any post-1993 service? Are we to compensate or otherwise credit such Officers for any additional (post-

1993) service? If so, how? As many of these now retired Officers worked for IBM after 1993 before retiring -- and accrued additional vested benefits under our retirement and other plans --the mere suggestion to unilaterally roll back their "pay" to 1993 levels would clearly be unlawful; ***see*** Arguments II and III, *infra*.

In addition to being unlawful, as before, the Proponent has provided us with no implementation guidance. IBM again submits that if the Company has such difficulties interpreting such an ill-conceived Proposal, IBM stockholders at large would also be hopelessly confused. Indeed, neither the Company nor IBM stockholders should have to interpret, let alone vote upon, such a vague and indefinite Proposal. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

3. Implementation time frame / Interim Adjustments *(1993 Officers and Directors)*

Just as with the potential interpretation of the Proposal applying to ***current*** IBM Officers and Directors, discussed earlier, we also have many of the same unanswered questions for the ***1993 Officers and Directors.*** We have been given no guidance for any time frame under which the reduction in "pay" would remain in effect. While the overwhelming majority of the 1993 Officers and Directors have left IBM, with their "pay" being otherwise fixed, two 1993 Directors remain active on the Board. Does the Proponent seek only for their "pay" to be reduced, leaving other IBM directors unaffected? If so, how long would their cut in "pay" stay in effect? We don't know.

And, as with the Current IBM Directors, would the Proposal permit interim increases in "pay" for the two affected 1993 Directors who still remain on the Board? If so, what yardstick should we use to determine the amount of any pay increases for the two directors the Proponent appears to want to penalize? As before, is the Proponent suggesting that once the dividend is restored to its 1993 level, the "pay" reduction for these two 1993 Directors would be rescinded? We don't know, and neither IBM nor our stockholders should be made to speculate on any of such matters. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

C. The Proposal can be also read in a third way: To have IBM reduce the pay of all officers and directors (from 1993 forward), including both past and current officers and directors, since all of the Company's officers and directors could be viewed as collectively "responsible for the reduced payout," because the payout has not yet been restored to the payout amount prior to the cut, and because, in the Proponent's view, "it will take five more years or longer just to get back to where we were in 1993."

The Proposal can be interpreted in yet a third way. As noted above, this third reading of the Proposal, if implemented, would hold ***all IBM Officers and Directors (i.e., those holding these positions from 1993 forward)*** collectively responsible for the reduced dividend payout, irrespective of when they worked in such capacities for IBM on and after 1993, and irrespective of whether such IBM Officers and Directors are still employed by the Company. Note that this third potential reading of the Proposal would cover *all* persons who were IBM Officers and Directors on and after the date of the dividend cut, including *not only* those Officers and Directors who have since retired, or otherwise left the Company, *but also* those Officers and Directors who joined the Company **after** the 1993 dividend cut.

The rationale for this ***third*** potential interpretation of the Proposal may be gleaned from the text of the Proposal, since *all* of these persons have, at some time on or after the date of the 1993 dividend cut, worked as an IBM Officer or Director, and during this period of time, the Proponent received lower dividends than he received prior to the 1993 dividend cut. Because the quarterly dividend *still* remains lower on a per-share basis than the original per share dividend payout prior to the 1993 cut, this interpretation of the Proposal --to penalize ***all*** IBM Officers and Directors who served during this time frame (and continue to serve) --can be supported inasmuch as they are all, in some way, "responsible for this **reduced payout**."

Needless to say, this third interpretation of the Proposal carries with it all of the problems and unresolved issues discussed earlier in our analysis under both Argument IA, dealing with the Company's ***current*** Officers and Directors, as well as Argument IB, dealing with the Company's ***1993*** Officers and Directors, which arguments won't be repeated here.

Yet, there are additional anomalies associated with this third interpretation of the Proposal. Under this third reading, the Proponent is also targeting individuals under whose tenure the actual amount of the dividend only ***increased***. In this connection, and as the Proponent well knows, following the 1993 cut in the Company's dividend to the present time, the amount of the Company's dividend has increased, not decreased, and during this same period of dividend increases, some Directors and Officers have joined the Company, and others have left. The IBM Officers and Directors caught in the Proponent's dragnet under this reading, who are not otherwise described in our earlier analysis, will be referred to for convenience as the "*Interim* Officers and Directors."

One example illustrating the utter infirmity of the Proposal's application to Interim Officers and Directors is its application to one such Interim Officer, our own former general counsel, who joined IBM in 1995 and retired in 2002. During his tenure, the common stock was split twice (in 1997 and 1999), and the amount of the dividend increased over 100%, going from $0.25 per share to the pre-split equivalent of $0.56 per share. Yet, under this third reading of the Proposal, the Proponent would have the Company reduce the "pay" of such Interim Officer to "the level prevailing in 1993," *two years* ***before*** he even began employment at IBM.

There are a variety of other interpretation and implementation problems associated with this third alternative. Moreover, although Interim Officers and Directors served during a period in which the Proponent received less cash than he received on a per share basis before the 1993 dividend cut, since the amount of the Company's dividends has consistently increased since the 1993 dividend cut, we believe IBM stockholders at large reading this Proposal under this third reading would be utterly confused and misled, both as to its interpretation and its application, particularly as to the Interim Officers and Directors. As with both of the two alternative readings outlined earlier, we maintain that the Proposal is hopelessly vague and indefinite. As such, we conclude that placing the Proposal in our proxy statement would be violative of both Rule 14a-8(i)(3) and Rule 14a-9.

In sum, there are multiple ways to interpret this Proposal. It can be read to apply to ***Current*** Officers and Directors, ***1993*** Officers and Directors, and/or ***All*** Officers and Directors serving from 1993 forward, including ***Interim*** Officers and Directors. It can also be read in other ways we have not outlined here. As noted above, the application of the Proposal to each of the groups we have described leads to vastly different (and confusing) results. Clearly, neither IBM stockholders nor the Company should have to wonder how the text of the instant Proposal ought to be interpreted or implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are:

so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Philadelphia Electric Company* (July 30, 1992).

The staff's response above applies with full force to the instant Proposal. The courts have also supported such a view, quoting the Commission's rationale:

it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. *Dyer v. Securities and Exchange Commission*, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("NYCERS"), the court stated:

the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

We do not believe the *NYCERS* standard has been met in this case. As such, we believe the Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9.

II. THE PROPOSAL CAN ALSO BE OMITTED AS TO *BOTH* IBM OFFICERS AND DIRECTORS UNDER RULE 14a-8(i)(2) BECAUSE, IF IMPLEMENTED, WOULD REQUIRE THE COMPANY TO VIOLATE STATE LAW PROVISIONS GOVERNING THE EXERCISE OF RIGHTS AND OPTIONS UNDER THE COMPANY'S STOCK OPTION PLANS, THUS ALSO MAKING IT IMPOSSIBLE FOR THE COMPANY TO LAWFULLY IMPLEMENT UNDER RULE 14a-8(i)(6).

The Company firmly believes that exclusion of the Proposal under Rules 14a-8(i)(3) and 14a-9 is proper. Rule 14a-8(i)(2), however, provides another independent basis for its omission. Such rule permits omission of a proposal where the proposal, if implemented, would require IBM to violate any State law or Federal law of the United States, or the law of any foreign jurisdiction to which IBM is subject. IBM's Officers and Directors have received grants of options and other contractual benefits under binding Award Agreements, the terms of which are governed by plans operating under and subject to New York State law. Under any of the three different readings of the Proposal, any implementation which would have IBM unilaterally reduce the "pay" of our officers and directors to 1993 levels would cause the Company to violate the terms of these Agreements now in place with our officers and directors. Rights and options existing under these Agreements include, among other items, non-qualified stock options, incentive stock options and other annual and long-term performance incentive awards. All awards have been properly issued pursuant to Award Agreements which are subject to and governed by the terms of the applicable Plans, which Plans and Agreements are, in turn, governed by New York State law.

It is axiomatic that the ability of a participant to exercise or otherwise receive the benefits of any options or rights due and owing under existing plans is subject to the terms of the respective benefit plan and the Award Agreement, and any unlawful interference by the Company with the ability of a Plan participant to exercise rights and options validly granted under the terms of a plan and Award Agreement would constitute an actionable breach of the terms of the plan and the applicable Award Agreement, in violation of New York State law.

The "pay" rollback aspect of the Proposal can be read to unilaterally inject new conditions into the terms of these plans and Award Agreements. Either the Proponent seeks to ensure that these Plans be read to preclude the exercise of rights and options to the extent the affected Officer or Director would receive amounts exceeding 1993 pay levels, or that the Company somehow limit the ability of affected Officers and Directors from *fully* exercising their rights under the plans and Award Agreements. Any unilateral modification of the terms of these Award agreements under the plans is unlawful, and therefore excludable under Rule 14a-8(i)(2).

In this connection, courts have held that an unlawful interference with an employee's ability to exercise vested rights in similar circumstances constitutes an actionable breach of contract under New York law. See *Steranko v. Inforex, Inc.*, 362 N.E.2d 222, 231-33 (Mass. App. 1977)(applying New York law); Annotation, *Rights and Liabilities as Between Employer and Employee With Respect to Employee Stock Option Plans*, 96 A.L.R.2d 176 (1964 and 1995 Supp.); *Ballard v. El Dorado Tire Company*, 512 F.2d 901, 907-08 (5th Cir. 1975)(fulfillment of a contract promise, here to issue stock, is not excused by a condition which the promisor himself causes to happen. Plaintiff entitled to recover for loss of stock he would have earned but for his employer's prevention of his fulfilling the condition necessary to receive such stock). As long as a participant has been granted an Award pursuant to an Award Agreement, and remains in compliance with the terms of the Award Agreement and the applicable plan, the Company cannot lawfully limit the right of such employee to exercise his vested rights and options under such

Agreement.

Implementation of the instant Proposal under any of the three readings outlined earlier would require the Company to breach the terms of the plans and Award Agreements --and New York law --by preventing, restricting or otherwise interfering with the affected Officers' and Directors' ability to exercise rights under their Award Agreements or to receive benefits otherwise due to them under applicable plans. Such activities would clearly cause the Proposal to run afoul of Rule 14a-8(i)(2). See, e.g. *Sensar Corporation* (May 14, 2001)(proposal that options for officers and directors be rescinded and reauthorized properly excluded under Rules 14a-8(i)(2) and (i)(6)); *BankAmerica Corporation* (February 24, 1999)(proposal to rescind stock awards and reduce pensions of identified members of management excluded under Rules 14a-8(i)(2) and (i)(6)); *International Business Machines Corporation* (February 27, 2000) (proposal relating to terminating and renegotiating CEO's retirement package excluded under Rule 14a-8(i)(2)); *International Business Machines Corporation* (December 15, 1995)(proposal to set the compensation of the CEO, Vice Chairman and CFO at specified levels determined to violate state law and predecessor to rule 14a-8(i)(2) by breaching existing contracts). See also *Whitman Corporation* (February 15, 2000)(proposal requiring board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of the agreement, properly excluded under Rules 14a-8(i)(2) and (i)(6) because it would cause the registrant to breach an existing contract); *Growth Stock Outlook Trust Inc.* (March 1, 1990)(proposal that Trust unilaterally revise an investment advisor fee agreement excludable under former Rule 14a-8(c)(6)); *Rockwell International Corporation* (November 6, 1985). Since the underlying plans and Award Agreements are governed by New York State Law, and the Company cannot lawfully implement the Proposal unilaterally without violating the terms of the plans and Agreements and New York State law, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rules 14a-8(i)(2) and 14a-8(i)(6).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(2) AS VIOLATIVE OF THE REQUIREMENTS OF FEDERAL LAW WHICH BOTH THE COMPANY AND THE IBM RETIREMENT PLAN ARE SUBJECT.

As applied to the Company's Officers, the Proposal seeks to have vested pension benefits reduced to 1993 levels. Such an action would, if implemented, clearly violate the express terms of federal law, specifically the anti-forfeiture and anti-alienation provisions of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. 1001 et. seq., as well as those provisions of the Internal Revenue Code (the "Code"), 26 U.S.C. 401 et seq. applicable to qualified plans such as the IBM Retirement Plan.

The terms of the IBM Retirement Plan, a qualified pension plan, are subject to and governed by both the terms of ERISA and the Code, as well as the administrative regulations promulgated by the Department of Labor ("DOL") and the Internal Revenue Service ("IRS"). Pension plans, such as the IBM Retirement Plan, are defined under the law as being for the primary purpose of providing "systematically for the payment of definitively determinable benefits to [its] employees over a period of years, usually for life, after retirement." Internal Revenue Service Reg. 1.401-1(b)(1)(i). Furthermore, the IBM Retirement Plan is a defined benefit pension plan, which carries with it the promise that an employee who fulfills the obligations necessary to qualify for benefits under the plan receives a specific retirement benefit. *Id.* The instant proposal seeks to have the Company take actions which would expressly violate both the letter and spirit of these laws, as described below. Since implementation of the Proposal would result in a violation of such laws, the Company views Rule 14a-8(i)(2) as providing another adequate basis to omit the Proposal.

The minimum vesting provisions of both ERISA and the Internal Revenue Code require that an employee's right to his normal retirement benefit be "nonforfeitable" on meeting certain age and service requirements, subject to several exceptions not here relevant. See 26 U.S.C. 411(a); 29 U.S.C. 1053(a) [ERISA 203(a)(nonforfeitability provisions)]. Any forfeiture provision in a pension plan, whether or not it is voluntary, is void unless it falls within one of the narrow exceptions set forth in the statute. It does not make any difference whether a forfeiture provision is included in the pension plan agreement itself or entered into outside the agreement. See *Bruchac v. Universal Cab Co.*, 580 F. Supp. 295 (N. D. Ohio 1984) (payment of severance pay in exchange for a waiver of rights is insufficient to defeat the non-forfeiture provisions of ERISA). Pension plans are thus required to provide that an employee's right to his normal retirement is nonforfeitable upon the attainment of normal retirement age in accordance with the terms of the statute, and the IBM Retirement Plan contains such required vesting provisions. Employees who have worked the required time to make their retirement benefits nonforfeitable are said to be "vested" in their accrued benefits. The accrued benefit, in the case of a defined benefit plan, is defined as the "benefit determined under the plan...expressed in the form of an annual benefit commencing at normal retirement age...." 26 U.S.C. 411(a)(7).

Nonforfeitability of vested pension benefits is a hallmark of ERISA. Pursuant to IRS Regulations, a reduction in an otherwise vested benefit constitutes a forfeiture of such benefit. Treas. Reg. 1.411(a)-4(a). Section 411(d)(6) of the Internal Revenue Code and ERISA 204(g), 29 U.S.C. 1054(g)(1) generally prohibit the elimination or reduction of such accrued benefits. Known as the "anti cutback rule," and subject to limited exceptions not relevant here, a retirement plan may not be amended so as to reduce a benefit that has already accrued. To the extent the benefits of affected IBM Officers under the Proposal are fully vested, they are not subject to forfeiture. It is therefore axiomatic that any unilateral reduction in pension benefits suggested by the Proposal would violate each of the above federal statutory provisions.

In analogous situations, courts have uniformly held that a unilateral adoption of an amendment to a plan which is used to defeat or diminish an employee's fully vested rights is not only ineffective, but also arbitrary and capricious. See *Pratt v. Petroleum Production Management Inc. Employee Savings Plan & Trust et al.*, 920 F.2d 651, 660-61 (10th Cir. 1990)(plan amendments allowing an interim valuation of employee's vested interest in employer contribution could not be retroactively applied under ERISA 204(g) to reduce the benefits of a former employee who was fully vested in the Plan); *Denzer v. Purofied Down Products Corp. Profit-Sharing & Retirement Plan*, 474 F. Supp. 773, 776 (S.D.N.Y. 1979)(plan amendment, adopted after participant's separation, could not be applied retroactively to deprive participant of a right which vested in him under the old plan). The *Denzer* court reasoned that the plan was an offer of a unilateral contract, and once the plaintiff performed the conditions of that offer, the pension benefits vested and a binding unilateral contract existed which could not be modified without the plaintiff's consent. See Morales v. Plaxall, Inc., 541 F. Supp. 1387, 1391 (E.D.N.Y. 1982)(to same effect). Similarly, a pension plan's failure to make benefit payments to an eligible participant is an impermissible forfeiture under ERISA. *Smith v. CMTA-IAM Pension Trust, et al*, 654 F.2d 650 (9th Cir. 1981). See also *Kann v. Keystone Resources, Inc.*, 575 F. Supp. 1084, 1089 (W.D. Pa. 1983) (Failure to pay vested benefits to a former employee on request and in accordance with the plan's provisions constituted an impermissible forfeiture under the terms of ERISA. The court noted that the ERISA requirements on nonforfeitability were designed, in part, to prevent plan administrators and trustees from arbitrarily withholding vested benefits.)

In the present case, all readings of the Proposal would have the Company unilaterally reduce pension benefits for the targeted IBM Officers to 1993 levels. Such an action would clearly be unlawful for all Officers who otherwise continued to accrue retirement benefits beyond 1993. The Proposal, if unilaterally implemented, would clearly violate the terms of two federal statutes, ERISA and the Internal Revenue Code, the laws governing the operation of the IBM Retirement Plan, as well as the applicable IRS and DOL regulations promulgated thereunder. The Company therefore believes that exclusion of the Proposal under Rule 14a-8(i)(2) is proper. The Company therefore requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. THE PROPOSAL IS ALSO EXCLUDABLE UNDER RULE 14a-8(i)(6) AS BEYOND THE POWER OR AUTHORITY OF THE COMPANY TO IMPLEMENT.

Because implementation of the Proposal would violate federal and state laws and cause the Company to unilaterally breach the terms of a variety of preexisting enforceable Award Agreements and other plans now in effect with our Officers and Directors under Rule 14a-8(i)(2), the Proposal is also beyond the legal power of the Company to implement under Rule 14a-8(i)(6). See *Sensar Corporation* (May 14, 2001)(proposal that options for officers and directors be rescinded and reauthorized was properly excluded under Rules 14a-8(i)(2) and (i)(6)); *Galaxy Foods Company* (October 12, 1999)(proposal not to extend CEO's promissory note could be excluded under Rules 14a-8(i)(2) and (i)(6) where implementation of proposal would breach terms and conditions of CEO's amended employment agreement); *BankAmerica Corporation* (February 24, 1999)(proposal to rescind stock awards and reduce pensions of identified members of management excluded under Rules 14a-8(i)(2) and (i)(6)); *Growth Stock Outlook Trust Inc.* (March 1, 1990)(proposal that Trust unilaterally revise an investment advisor fee agreement excludable under former Rule 14a-8(c)(6); *Lorimar Telepictures Corporation* July 7, 1987) (proposal seeking revocation of stock options and incentives previously issued to company officers and directors excluded under former Rule 14a-8(c)(6) as beyond the power of the registrant to lawfully effectuate). *See also Whitman Corporation* (February 15, 2000)(proposal requiring board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of the agreement, properly excluded under Rules 14a-8(i)(2) and (i)(6) because it would cause the registrant to breach an existing contract); *Rockwell International Corporation* (November 6, 1985)(where compliance with the proposal would require registrant to breach numerous long-term contracts legally binding on the Company, staff permitted proposal to be excluded under former Rule 14a-8(c)(6)). As noted earlier, implementation of the Proposal would violate Federal law. Furthermore, since the terms of our existing Award Agreements with our Directors and Officers are all governed by the laws of the State of New York, and since the Company cannot implement the Proposal without violating the terms of such agreements and New York State law, the Company requests that no enforcement action be recommended to the Commission if it also excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(6).

V. THE PROPOSAL CAN ALSO BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) provides another independent basis for exclusion of proposals which relate to a company's ordinary business operations. The policy underlying the ordinary business operations exclusion found under Rule 14a-8(i)(7) is to recognize that the business affairs of a corporation is to be managed under the direction of its board of directors, and that such management necessarily includes the board's setting of compensation of the corporation's senior executives. In this connection, the staff has specifically taken the position that proposals which focus on the decision to terminate, censure, punish or otherwise discipline a particular officer or executive --including, as here, the reduction of their compensation --are excludable under both Rule 14a-8(i)(7) as well as its predecessor, Rule 14a-8(c)(7). As a result, the staff has been faced with numerous requests over the years to exclude such proposals under the applicable provisions of Rule 14a-8. This is yet another one of these situations.

The instant Proposal is similar to a number of proposals wherein stockholders sought to censure company officers and directors. For example, in *Merrill Lynch & Co., Inc.* (February 8, 2002), a stockholder sought for Mr. Komansky, Merrill's then-current Chairman and CEO, to resign and forgo any golden parachute. The registrant in that case noted that the proposal should be excluded under Rule 14a-8(i)(7) because the proponent was trying to censure Mr. Komansky for the registrant's handling of a class action litigation. The registrant maintained that the stockholder should not be permitted to supplant the discretion of the registrant's board of directors in judging the CEO, or, for that matter, the registrant's management of a class action litigation, which were ordinary business matters about which Merrill shareholders should not be expected to, and did not have the knowledge of that corporation's business needed to make such decisions.

In concurring with the registrant's position, the staff stated that the registrant could exclude the proposal under Rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees). The same result should apply to the instant Proposal, where the instant Proponent targets specified IBM officers and directors, and seeks to reduce the "pay" of such IBM officers and directors for not paying out dividends in the amount the Proponent desires.

A variety of other staff decisions --arising in other situations where proponents are dissatisfied and have attempted to use the stockholder proposal process --have consistently concurred in the omission of proposals seeking to censure company officers under the ordinary business operations exclusion. In *UAL Corporation* (March 15, 1990), for example, a stockholder proposed that the board censure the President and CEO for his conduct in promoting the unconsummated leveraged buyout of the company, which censure would include a request that he resign from the office of President and CEO. The staff ruled that the proposal could be excluded, and the proponent sought reconsideration. In adhering to its position concurring that the proposal could be excluded, the staff in its reconsideration letter reiterated that Rule 14a-8(c)(7) provided a basis for the omission of the proposal because the decision to request censure of an executive officer as well as his resignation was a matter related to the conduct of the ordinary business operations of the Company. The same result should apply here, inasmuch as the instant Proponent's dissatisfaction with the amount of dividends he is receiving should not provide him with any basis to punish the Company's officers and directors by reducing their "pay" to 1993 levels.

More recent letters have reached the same result under Rule 14a-8(i)(7), and stockholder attempts to **reduce the salary** of other executives have been rejected with staff concurrence under Rule 14a-8(i)(7). The same result should apply here. For example, in *Deere & Company* (August 30, 1999), a proponent sought to censure the company's CEO ***and to reduce his annual salary by $50,000*** for certain specified "failures of duty." As in *UAL*, the registrant in *Deere* maintained that the discipline sought by the proponent for the CEO's alleged "failures of duty" also related to the CEO's effectiveness in managing the company's operations. Since determining the appropriateness of implementing disciplinary actions constituted an important element in the board's management of the company, the company maintained that the proposal should be excluded under Rule 14a-8(i)(7), as the proponent attempted to supplant the discretion of the board in such business matters with the proponent's own judgment without the benefit of an intimate knowledge of the company's business. The SEC staff concurred with the registrant's request to exclude the proposal under Rule 14a-8(i)(7), noting specifically "that the proposal appears to focus on the decision of whether to discipline a particular employee."

The same result should follow to exclude the instant Proposal. Just as there is no legitimate basis for the instant Proponent to be able to second-guess the Company's economic decision-making over how it should manage its cash and the respective amount the Company determines, in the exercise of its own business judgment, should be properly payable to IBM common stockholders in the form of a cash dividend, it is equally illegitimate for the instant Proponent to try and penalize IBM's management because they do not see eye-to-eye with him on the amount of dividends the Proponent would like to receive. As such, to have IBM shareholders vote on reducing the "pay" of targeted individuals to 1993 levels would clearly constitute an impermissible censure of our officers under Rule 14a-8(i)(7), *Merrill Lynch*, *UAL* and *Deere* for their decision-making. Just as in each of these earlier letters, the instant Proponent should not, under Rule 14a-8(i)(7) be able to target the Company's management and seek for the stockholders to vote on a reducing their pay to 1993 levels. Under the same reasoning employed by the staff in *Merrill Lynch*, *UAL* and *Deere*, the Company submits that this is an ordinary business matter for which IBM stockholders simply do not have the intimate knowledge of the Company's business needed to be able to make such a decision.

There are many other staff letters which also support the exclusion of the Proposal as ordinary business. In this connection, the relief now sought herein by IBM is similar to the relief granted by the staff in *Wachovia Corporation* (February 17, 2002), where another proponent instructed the registrant's board "to seek and hire a competent CEO within a six month period." The staff ruled that Wachovia could exclude such proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Similar rulings have been issued in other staff letters. See e.g., *Norfolk Southern Corporation* (February 1, 2001) (proposal to "remove the company's current top management" and "immediately commence a search for qualified [individuals]" to replace management" excluded under Rule 14a-8(i)(7)); *Spartan Motors, Inc.* (March 13, 2001) (proposal that directors immediately remove company's chief executive officer); *Wisconsin Energy Corporation* (January 30, 2001) (proposal that directors seek the resignation of the chief executive officer and president); *U.S. Bancorp* (February 27, 2000)(proposal to remove officers *and board of directors* excluded under rules 14a-8(i)(7) and 14a-8(i)(8), with the staff noting that "to the extent that the proposal calls for removal of officers who are not also members of U.S. Bancorp's board of directors, we further believe that rule 14a-8(i)(7) provides a sufficient predicate for omission of the proposal (i.e., as relating to the termination, hiring or promotion of employees)); *Exxon Corporation* (January 26, 1990)(removal of CEO excluded as ordinary business (i.e., the decision to terminate executive personnel)); *Philadelphia Electric Company* (January 29, 1988)(proposal to remove certain executive officers from the company's employ determined to be a matter relating to the conduct of the company's ordinary business operations (i.e., the decision to dismiss executive officers)); *Middle South Utilities, Incorporated* (January 25, 1988)(proposal relating to replacing chairman and president excluded as ordinary business (i.e., the decision to alter or terminate the duties of executive personnel)); *Continental Illinois Corp.* (February 24, 1983) (proposal calling for the termination of the chairman of the board and the president excluded as ordinary business (i.e., the employment of executive personnel)); and *Simplicity Pattern* (March 21,

1980) (the "[d]ecision to continue the employment of or discharge of certain employees of the company relates to the ordinary business operations of the company").

Finally, the entire Proposal is tainted, and subject to exclusion under Rule 14a-8(i)(7) based on the fact that an integral part of it addresses ordinary business matters. Based upon long-standing staff precedent, when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8 (i)(7). The staff has regularly and expressly permitted the exclusion of a variety of proposals implicating both corporate governance as well as social or other substantial policy issues, where only a *portion* of the relief sought addressed ordinary business matters. Here, since an integral portion of the Proposal is directed at censuring IBM's Officers, by attempting to punish such Officers by cutting their "pay" to 1993 levels --an ordinary business matter --the ***entire*** Proposal should be omitted. See, e.g. *International Business Machines Corporation* (January 9, 2001, reconsideration denied February 14, 2001); *Z-Seven Fund, Inc.* (November 3, 1999) (proposal containing corporate governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*); See also *M&F Worldwide Corp.* (March 29, 2000); *Associated Estates Realty Corporation* (March 23, 2000); *E*Trade Group, Inc.* (October 31, 2000); *Wal-Mart Stores, Inc.* (March 15, 1999); *The Warnaco Group, Inc.* (March 21, 1999)(to same effect); *Kmart Corporation* (March 12, 1999)(to same effect). For all of these reasons, the Company hereby reasserts that the entire Proposal is tainted and not subject to revision. Since an integral part of the Proposal relates to the conduct of the Company's ordinary business operations, it should be excluded *in its entirety* from the Company's proxy materials pursuant to Rule 14a-8(i)(7). We therefore respectfully request that no enforcement action be recommended to the Commission if the Proposal is so excluded under Rule 14a-8(i)(7).

VI. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decisionmaking relating to reducing the "pay" of our officers and directors to the level prevailing in 1993 directly into the hands of IBM stockholders. Inasmuch as the instant Proponent seeks for IBM stockholders to approve and implement the reduction of "pay" set forth in the Proposal, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials in its entirety pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

/s/

Stuart S. Moskowitz

Senior Counsel

Attachments

cc: Mr. Fred S. Strauss
630 Fifth Avenue
Suite 2263
New York, NY 10111

[INQUIRY LETTER]

August 31, 2004

Mr. Samuel J. Palmisano
President and Chief Executive Officer
International Business Machines Corp.
New Orchard Road
Armonk, New York 10504

Dear Mr. Palmisano:

On several occasions, I have written to you and complained that the dividend paid to shareholders is still way below what we received twelve years ago.

During the same period of time directors and officers have received increased renumeration.

At the current rate of annual increases of the dividend, it will take five more years or longer just to get back to where we were in 1993.

I am, therefore, proposing that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred. I am requesting that this be a shareholder resolution to be included in the Proxy for the next shareholders' meeting.

I am speaking on behalf of the "Strauss Household" owners of approximately 70,000 shares of IBM.

Very truly yours,

/s/

Fred S. Strauss

FSS:lt

CC: Securities and Exchange Commission

[INQUIRY LETTER]

January 10, 2005

Stuart S. Moskowitz
Senior Counsel
IBM CORP.
New Orchard Road
Armonk, New York 10504

Dear Mr. Moskowitz:

I am in receipt of your letter of November 26th.

I hereby amend my proposal to read as follows:

"There shall be no salary increases or bonuses or stock options granted to the CEO and other Chief Executives of IBM until such time that the rate of dividend as prevailing in the year 1993 shall be reinstated."

Sincerely yours,

/s/

Fred S. Strauss

FSS:lt

CC: Securities & Exchange Commission

[INQUIRY LETTER]

VIA FAX AND EXPRESS MAIL

January 20, 2005

Securities and Exchange Commission
Office of Chief Counsel
Department of Corporation Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Subject: Untimely filing of an "Amended" Stockholder Proposal by Mr. Fred S. Strauss

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am faxing this letter and simultaneously express-mailing six (6) copies of this letter, together with a letter we received from Mr. Fred S. Strauss (the "Proponent") dated January 10, 2005, containing what purports to be an amended stockholder proposal (See Exhibit A). A different proposal (hereinafter the "Original Proposal") was submitted by the Proponent to IBM on August 31, 2004, which Original Proposal is the subject of a separate no-action letter request from the undersigned dated November 26, 2004.

IBM believes that both the Original and the so-called Amended proposal (hereinafter the "Purported Amendment") may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting"). To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PURPORTED AMENDMENT MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2004 annual meeting was dated and released on March 8, 2004. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2004 annual meeting informed stockholders that proposals for the 2005 annual meeting had to be received by November 8, 2004 to be considered for inclusion in the Company's 2005 proxy statement.

It is also well established that a Proponent cannot substantively amend an otherwise timely proposal, unless the amendment is submitted before the deadline for submission of stockholder proposals. Where such an amendment is submitted on an untimely basis, the amendment turns the proposal into a new proposal. See *Sears, Roebuck and Co.* (February 7, 2000)(proposal to hire an investment banking firm to arrange "for the sale of all *or parts* of the company" determined by staff to be substantively different, and hence a different proposal, from the purported amended proposal, which sought to have the company hire an investment banking firm to arrange for the "sale of all of the company."); *Pacific Enterprises* (February 25, 1993)(insertion by the proponent of a wholly new paragraph amounted to a new and untimely proposal which could properly be excluded by the registrant). The same result should apply in the instant case with the Purported Amendment. It should be excluded as untimely, utilizing the same reasoning applied in both *Sears Roebuck and Co.* and *Pacific Enterprises.*

In this connection, the Purported Amendment is dated January 10, 2005, and was received by IBM well after the Company's November 8, 2004 deadline following the Proponent's review of the undersigned's November 26, 2004 no-action letter request to the staff. The Purported Amendment is untimely, and may be excluded from the Company's proxy materials for its 2005 annual meeting.

Moreover, we believe it is appropriate to characterize the January 10 submission as a new proposal. The Purported Amendment is substantively different from the Original Proposal filed with IBM on August 31, 2004. The Original Proposal dealt with ***reducing* the pay of a host of unspecified officers and directors** who were (and in the Proponent's mind continue to be) "*responsible*" for the cut in the Company's dividend. The Original Proposal stated:

"that the officers and directors responsible for this reduced dividend payout be treated just like the shareholders ***and have their pay reduced*** *to the level prevailing in 1993 when this change occurred."* [1]

On the other hand, the Purported Amendment is much different. It no longer seeks to ***reduce the pay*** of certain unknown officers and directors "responsible" for the reduced dividend payout to 1993 levels. Instead, the Purported Amendment targets "the CEO and other Chief Executives of IBM," and imposes a moratorium going forward on salary increases, bonuses and stock options until the dividend is restored to 1993 levels. In the Proponent's words:

"There shall be no salary increases or bonuses or stock options granted to the CEO and other Chief Executives of IBM until such time that the rate of dividend as prevailing in the year 1993 shall be reinstated."

The Purported Amendment alters the substance of the original Proposal in a number of ways. First, it applies only to the Company's "CEO and other Chief Executives of IBM," rather than the unspecified group of past, present and future IBM officers and directors who might otherwise be viewed as "responsible" for the reduced dividend payout from 1993 forward. Second, the Purported Amendment no longer seeks to ***reduce*** the pay of the multitude of officers and directors (past, present and future) allegedly "responsible" for the dividend cut back to 1993 levels. Instead, the Purported Amendment seeks for there to be ***no increases***, going forward, for "the CEO and other Chief Executives of IBM" until the dividend rate is reinstated to 1993 levels.

It is axiomatic that pay freezes to individuals holding specified positions *going forward* are substantively much different than pay reductions to 1993 levels for a host of unknown past, present and future officers and directors allegedly "responsible" for the dividend cut. As such, the Purported Amendment should be rejected as substantively different from the Original Proposal, and excluded as untimely filed under Rule 14a-8(e).

II. THE PROPONENT'S CURRENT ATTEMPT TO FURNISH A NEW PROPOSAL IN SUBSTITUTION FOR HIS ORIGINAL PROPOSAL WITHOUT CHALLENGING ANY OF THE POINTS IN THE COMPANY'S NOVEMBER 26, 2004 LETTER FURTHER BUTTRESSES OUR CLAIM THAT THE ORIGINAL PROPOSAL IS HOPELESSLY DEFECTIVE FOR THE REASONS OUTLINED IN THE COMPANY'S NOVEMBER 26, 2004 LETTER. THE COMPANY THEREFORE RENEWS ITS REQUEST FOR OMISSION OF THE ORIGINAL PROPOSAL FOR THE REASONS SET FORTH IN OUR NOVEMBER 26 LETTER.

We also wish to take this opportunity renew our request to exclude the Original Proposal for the reasons set forth in our November 26, 2004 letter requesting no-action relief. That letter outlined, in detail, the multiple defects in the Proponent's original submission, including, without limitation, our view that the Original Proposal was hopelessly vague and indefinite as well as materially false and misleading. IBM also continues to stand by each of our other arguments that the Original Proposal violates Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(7).

Indeed, in addition to the fact that the Proponent has now returned with a substantively different Proposal -- over six (6) weeks after receiving our November 26 submission --we believe the Proponent's utter failure to rebut or otherwise comment upon any of the Company's arguments set forth in our November 26, 2004 letter further supports our assertions with respect to the defectiveness of the Original Proposal. As such, we again urge the staff to omit the Original Proposal for the reasons outlined in our November 26 letter.

III. REQUEST FOR STAFF WAIVER OF 80 DAY RULE.

The Company intends to file its 2005 proxy materials on or about March 7, 2005, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Proponent just submitted the Purported Amendment, the Company submits that good cause exists for our filing of this letter less than 80 days prior to the filing of our proxy materials. We therefore respectfully request your advice that the staff will not recommend any enforcement action to the Commission if the instant submission is also omitted from IBM's proxy materials being prepared for the 2005 Annual Meeting pursuant to Rule 14a-8(e).

By copy of this letter, we are also advising the Proponent. If there are any questions relating to this request, please contact the undersigned at 914-499-6148, or by facsimile at 845-491-3203. Based on the timing of this request, we would appreciate receiving the staff responses to this letter, as well as the November 26, 2004 request for no-action relief via facsimile. The undersigned agrees to promptly forward to the Proponent any staff response which is sent to IBM via facsimile. Thank you for your interest and attention in this matter.

Very truly yours,

/s/

Stuart S. Moskowitz

Senior Counsel

cc: Mr. Fred S. Strauss
630 Fifth Avenue
Suite 2263
New York, NY 10111

[STAFF REPLY LETTER]

February 2, 2005

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: International Business Machines Corporation

Incoming letter dated November 26, 2004

The original proposal provides that "the officers and directors responsible" for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993" when the change occurred. The revised proposal relates to compensation.

There appears to be some basis for your view that IBM may exclude the original proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the original proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission of the original proposal upon which IBM relies.

There appears to be some basis for your view that IBM may exclude the revised proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the revised proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

/s/

Sukjoon Richard Lee

Attorney-Advisor

[1] As noted above, the Original Proposal is the subject of a separate no-action letter request from the undersigned dated November 26, 2004, which no-action letter request remains pending as of this date. The Company reaffirms its position on each argument made in that letter, none of which have been challenged ***in any way*** by the Proponent.

NO-ACT, NAFT WSB File No. 080392002, Philadelphia Electric Co. , (July 30, 1992)

Philadelphia Electric Co.▶

Company: ◀**Philadelphia Electric Co.▶**

Public Availability Date: July 30, 1992

WSB File No. 080392002

Fiche Locator No. 2081C8

WSB Subject Category: 077

Reference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

--------------------Washington Service Bureau Summary--------------------

...A shareholder proposal, which relates to the election of a committee of small shareholders who will consider and present to this company's board of directors a plan or plans "...that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees," may be omitted from the company's proxy material under rule 14a-8(c)(3). The staff is of the view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

INQUIRY LETTER 1

◀PHILADELPHIA ELECTRIC COMPANY▶

2301 MARKET STREET, BOX 3699

PHILADELPHIA, PA 19101

TELEPHONE(215) 841-5544

June 01, 1992

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: ◀*Philadelphia Electric Company*▶

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by ◄**Philadelphia Electric Company**► (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a-8(c)(3).

The phrasing of the resolution portion of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear. The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of *all* stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

In many other respects, the Proposal is misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Director, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the *absence* of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, "... whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders *by the holders of shares entitled to vote thereon.*" Section 1758 provides, inter alia,... "*every* shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporation." Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of *all* shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter Relating to Ordinary Business Operation

The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question *all* Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to *all* employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,

E. C. Kirk Hall
Assistant General Counsel

ECKH/cw
Enclosures

t:/eckh/corres/sec.pro

INQUIRY LETTER 2

JOANNA SCOTT-MEYERS

305 N. POMPANO BEACH BLVD. APT. #1412

POMPANO BEACH, FLORIDA 33062

L. S. Binder, Secty.,
◀Philadelphia Electric Company▶
2301 Market Street
Philadelphia, Pa. 19101

Dear Secretary Binder,

The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS: The Board of Directors and its' appointed Management team are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business, and

WHEREAS: in the real world the Board is, in fact, elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

WHEREAS: the Board, at the instigation of Management, is led into establishing a wide variety of PERCS; i.e. attractive employment contracts, incentive plans, option plans, health accident life and medical plans, and "you name it plans" ad infinitum until it borders on the obscene, and

WHEREAS: these Percs are granted, allegedly, for the good and welfare of the stockholders; although in truth the beneficiaries are Management, the Board and sundry other executives irrespective of whether this group produces a profit, and

WHEREAS: there is a Management perception that stockholders eat only after the above groups are well fed and then only to be spoon fed at Managements' benevolence and

WHEREAS: the small stockholders, in fact, have no in-put or voice in the granting of the above noted Percs, and

WHEREAS: the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???, now

THEREFORE: BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,

Joanna Scott-Meyers

Date 4/29/92

STAFF REPLY LETTER

July 30, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: ◀Philadelphia Electric Company (the "Company")
Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans "... that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

NON: SFH01 WSB#080392002 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A90800acf-7fff-3978-8131-193d510d72bf&KT=L&fNoLFN=TRUE& SFH01 #11445 [SEC-ALNK]

 | Back to Top

*2002 SEC No-Act. LEXIS 239, **

2002 SEC No-Act. LEXIS 239

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 17, 2002

CORE TERMS: shareholder, retirement, disclosure, non-qualified, proxy, proponent, implemented, pilot, retirement plan, retirement benefits, pension liability, package, misleading, staff, nonqualified, investors, pension, excessive, proxy statement, annual meeting, separately, excludable, dollar, omit, compensation policy, benefits paid, top executive, transparent, annual, lumped

[*1] UAL Corporation

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 19, 2001

The proposal requests that the board prepare a report on the pension liability of UAL's Supplemental Executive Retirement Plan and all other qualified pension plans.

There appears to be some basis for your view that UAL may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e. general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if UAL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which UAL relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

INQUIRY-1:

January 25, 2002

Securities And Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of Ira Levy; no-action request by UAL Corporation

Dear Sir/Madam:

On November 21, 2001, **[*2]** Mr. Ira Levy (the "Proponent") submitted to UAL Corporation ("UAL" or the "Company") a shareholder proposal (the "Proposal") asking the Company's Board of Directors to provide to shareholders a report disclosing separately the pension liability of top executive retirement plans, usually called "Supplemental Executive Retirement Plans" (SERPs) and the pension liability of qualified plan(s). The supporting statement makes clear that the Proposal focuses on upper-level executive compensation.

In a letter to the Commission dated December 19, 2001, the Company stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable because (1) it relates to the Company's ordinary business operations, because it is not limited to executive compensation matters; (2) UAL has already substantially implemented the Proposal by means of disclosure in financial statements and the Pension Plan Table; and (3) the Proposal and supporting statement contain statements that are materially false and misleading.

As discussed below, the Proposal addresses a significant policy issue of excessive executive **[*3]** pay practices (SERPs) and its focus is on executive compensation while only including regular employee retirement plans costs because they are presently lumped together with executive retirement costs in disclosures. Secondly, the Proposal has not been substantially implemented as the annual financial statements and Pension Plan Table included in the proxy statement do not separately disclose the costs associated with the Company's Supplemental Retirement Plan. These disclosures are inadequate to enable shareholders to review the costs of this significant element of executive pay. UAL has failed to meet its burden of establishing that it has substantially implemented the Proposal. Finally, the statements that UAL claimed as false and misleading are discussed below.

I. Ordinary Business

In stating that the Proposal is excludable because it relates to ordinary business matters, UAL states that the Proposal is not limited to executive compensation matters because it includes general compensation matters. However, the actual content of the Proposal seeks to increase disclosure of executive retirement packages. In order to arrive at this disclosure, the Proposal must address retirement **[*4]** plans covering non-executive employees because the current disclosures on associated costs and liabilities of the plans are lumped together.

The fact that the associated costs of the separate plans are reported together is a decision made by the Company. The Proposal simply asks to separate the disclosures on the plans so that shareholders may evaluate this executive retirement package. Under current disclosures, companies can manipulate executive retirement packages and hide from shareholders associated costs of such plans within the figure representing the costs associated with all plans.

The Division has held that proposals relating to executive compensation policies are not excludable under ordinary business matters due to the widespread public concern regarding executive pay practices. *See, e.g.,* Pinnacle West Capital Corporation (March 16, 1993); E.I. du Pont de Nemours and Company (February 26, 1993); Caterpillar, Inc. (December 15, 1992); and Baltimore Gas and Electric (February 13, 1992). On this subject, there has been an increasing awareness of SERPs as another element of excessive executive pay. *See, e.g.,* Wall Street Journal, *Big Send-Off: As Firms Pare Pensions* **[*5]** *For Most, They Boost Those for Executives,* Ellen Schultz, June 20, 2001; and The New York Times, *Now, Is Even the Boss Taking a Hit?,* Stephanie Strom, December 2, 2001. This Proposal alludes to trends that transform executive compensation practices in the treatment of SERPs.

II. Substantially Implemented

UAL suggests that by providing some of the information on UAL's retirement plans contained in notes to financial statements and in annual proxy statements that the company has already substantially implemented the Proposal. UAL does not claim, however, that it has disclosed the costs and liabilities of such plans separately.

The Division has not accepted comparable arguments in the past. For example, in International Business Machines Corp. (available February 27, 1984), the company claimed that it had substantially implemented a proposal requesting the company to include in its annual report a per-share figure of the company's total tax burden because the total tax burden is already disclosed in the financial statements. The company asserted the shareholder could easily calculate the per-share tax burden. Additionally, in E.I. du Pont de Nemours (available January 16, **[*6]** 1981), a proposal asked the company to disclose the percentage relationship of its charitable contributions and its pre-tax domestic earnings. E.I. du Pont de Nemours claimed that the numbers were already provided in its annual report and that shareholders could calculate the percentage relationship with the current disclosure. In Lockheed Martin (available January 31, 2001), a proposal asked for a report to shareholders on the level of dilution that would result from the exercise of options held by senior executives of the Company. The Division has denied the claim that a proposal is substantially implemented when, in several different places, various pieces of the raw data necessary to calculate the desired figure are disclosed.

The Proposal seeks to provide UAL shareholders with clear information on the costs and liabilities associated with executive retirement packages separate from other plans. The Company's claim that it has substantially implemented the Proposal by providing the disclosures for plans lumped together is not adequate and does not agree with the Division's past practice.

III. False and Misleading Statements

UAL asserts that the Proposal may be excluded pursuant **[*7]** to Rule 14a-8(i)(3) and 14a-9 because it contains statements that are materially false and misleading. Therefore, clarification will be given on each statement in which the Company has concerns.

First, the Company states that the Proposal and supporting statement are misleading because the Proposal requests information that would cover thousands of UAL employees, while the supporting statement discusses benefits for top executives.

As mentioned earlier, the Proposal targets disclosure on executive retirement plans. The Proposal's intention is to separately disclose the requested figures for the non-qualified retirement plan in which the senior executives participate next to the figures for the remaining plans. Specifically, the non-qualified plan is the United Air Lines, Inc. Supplemental Retirement Plan.

Secondly, UAL claims that the Proposal's assertion that it would give shareholders a basis to evaluate the UAL's executive compensation policy is false because there are thousands of employees covered by UAL's non-qualified retirement plans. However, as mentioned above, the Proposal intends to separate the figures of the non-qualified United Air Lines, Inc. Supplemental Retirement **[*8]** Plan from other pension plans. All the remaining UAL retirement plans' disclosures may remain lumped together.

The Company states that the Proponent does not cite any support of a few statements such as excessive executive pay packages "have alarmed the public," "companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature," and "SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements." The statements above are supported by a Wall Street Journal article dated June, 20, 2001 by Ellen Schultz and entitled, *Big Send-Off: As Firms Pare Pensions For Most, They Boost Those for Executives.* The statement regarding SERPs is also supported by the New York Times article dated December 2, 2001 by Stephanie Strom and entitled, *Now, Is Even the Boss Taking a Hit?*

As the Company claims, the Proponent's statement refers to institutional investors that are seeking more transparent and accountable executive compensation practices while not specifically stating who these institutional investors are. To clarify, a few that can be named here are the New **[*9]** York City Employees Retirement System (NYCERS) and the Connecticut State Employees Retirement System. NYCERS and the Connecticut State Employees Retirement System are active institutional investors. Both submit shareholder resolutions and have proxy voting guidelines that address such issues.

In conclusion, the Proposal should not be excluded on any of the three grounds raised by UAL. First, the Proposal focuses on executive compensation matters (SERPs) and raises a significant policy issue and, therefore, is not excludable as relating to general compensation matters. Second, it asks for increased disclosure on executive retirement plans not adequately released currently. Lastly, statements that UAL has raised as misleading and false have been clarified.

If you have any questions, please do not hesitate to call me at 303-693-0959. I would be pleased to be of further assistance in this matter.

Sincerely,

Ira Levy

INQUIRY-2:

UAL CORPORATION

Location: Elk Grove Township, Illinois
P.O. Box 66919
Chicago, Illinois 60666
(708) 952-4000

December 19, 2001

1934 Act/Rule 14a-8

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
[*10] Judiciary Plaza

450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **UAL Corporation -- Shareholder Proposal Submitted by Ira Levy**

Dear Ladies and Gentlemen:

On behalf of UAL Corporation ("UAL") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Ira Levy from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Levy, dated November 21, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

> "RESOLVED, that the shareholders of UAL Corporation (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, **[*11]** that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified Plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."
>
> Supporting Statement
>
> A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP).
>
> Typically, SERPs were created to increase the retirement benefits that executives are paid over the limitations set by IRC Sec. 415 on benefits paid. SERPs are also exempt from the Employee Retirement and Income Security Act (ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of **[*12]** retirement benefits payable under IRC and ERISA was $ 135,000.
>
> Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of UAL Corporation include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP. In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.

However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A Wall Street Journal article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs **[*13]** and regular, qualified pension plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholders to evaluate this executive compensation policy.

For the reasons above, we believe that requiring disclosure of the UAL's SERP will help ensure that executive compensation decisions are rendered in the interests of the shareholders.

Pursuant to Rule 14a-8(j), I have enclosed six copies of this letter and the proposal, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify it of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. **The Proposal may be Properly Omitted under Rule 14a-8(i)(7) because it deals with UAL's Ordinary Business Operations**

Rule 14a-8(i)(7) **[*14]** under the Exchange Act permits a registrant to omit a proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary course of business."

The Proponent's proposal requests that the Board of Directors deliver a report to shareholders disclosing information regarding the pension liability that relates to "the top executive retirement plan usually called a 'Supplemental Executive Retirement Plan' (SERP) and the pension liability for qualified pension plan(s)." His proposal defines SERP for this purpose to mean "any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415." Under the proposal, the report is also to include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees.

The Staff's position with respect to shareholder proposals regarding compensation matters has been to consistently permit omission of the proposal under Rule 14a-8(i)(7) when it relates to general compensation matters but to require **[*15]** companies to include a proposal when it relates to only executive compensation matters. See e.g., Lucent Technologies Inc. (November 6, 2001); American Home Products Corporation (February 24, 2000); Minnesota Mining and Manufacturing Company (March 4, 1999); KeyCorp (March 19, 1996); and Battle Mountain Gold Company (February 13, 1992). In addition, the Commission has stated that the Staff "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 39093 (August 16, 1983).

The proposal is not limited to executive compensation matters and is, in fact, broad enough to cover thousands of current and former UAL employees, the vast majority of whom are pilots and employees represented by the International Association of Machinists ("IAM-represented employees"). UAL has three non-qualified plans which supplement qualified retirement plan benefits with non-qualified benefits.

The United Air Lines, Inc. Supplemental Retirement Plan covers approximately 30 current management employees and 100 retired management employees. Six of the **[*16]** currently-covered management employees are executive officers as defined in Rule 3b-7 under the Exchange Act. The same benefits are also provided to approximately 5,000 current pilots and 2000 retired pilots under the United Airlines Pilot Supplemental Retirement Plan pursuant to a collective bargaining agreement between UAL and the union representing UAL's pilots. Both of these plans are designed to provide benefits that cannot be provided under UAL's qualified defined benefit pension plans due to limitations under not only Internal Revenue Code ("IRC") § 415 but also IRC § 401(a)(17). IRC § 415 limits the **benefits** that can be provided from a qualified defined benefit plan to $ 140,000 per participant per year in 2001 (this limit was $ 135,000 in 2000, and is scheduled to increase to $ 160,000 in 2002). IRC § 401(a)(17) limits the **compensation** that can be taken into account to calculate a participant's benefit to $ 170,000 in 2001 (this limit is scheduled to increase to $ 200,000 in 2002).

A third plan, the UAL Corporation Supplemental Employee Stock Ownership Plan, provides nonqualified retirement benefits to approximately 1,800 management and salaried employees, 7,000 **[*17]** pilots and 1,000 employees represented by the International Association of Machinists ("IAM-represented employees"). This plan is designed to provide benefits which cannot be provided under the UAL Corporation Employee Stock Ownership Plan ("ESOP"), a qualified stock bonus plan, due, again, to limitations under not only IRC § 415 but also IRC § 401(a)(17). IRC § 415 limits the **contributions** that can be made to a qualified defined contribution plan to $ 35,000 per participant per year in 2001 (this limit was $ 30,000 in 2000, and is scheduled to increase to $ 40,000 in 2002). As discussed above, IRC § 401(a)(17) limits the **compensation** that can be taken into account to calculate a participant's benefit for both defined benefit and defined contribution plans to $ 170,000 in 2001 (this limit is scheduled to increase to $ 200,000 in 2002).

In summary, therefore, with respect to non-qualified retirement benefits, UAL thus does not treat its top executives differently than it treats other highly-compensated UAL employees (including pilots and IAM-represented employees). UAL does not maintain any non-qualified plans that cover exclusively executive officers. The three UAL non-qualified **[*18]** retirement plans pay benefits that cannot be paid under its qualified retirement plans due to various IRC limitations, including but not limited to the IRC § 415 limitation referred to in the proposal. Finally, actual participation in UAL's non-qualified retirement plans changes constantly because of cost of living increases and tax law changes to these types of plans and, therefore, cannot be determined with certainty until an employee terminates employment.

Accordingly, because UAL does not have a "SERP" or other supplemental non-qualified plan providing retirement benefits to executive officers that differ from those provided to thousands of its other employees, it is clear that the report requested in the proposal relates to UAL's ordinary business operations. The information requested would, if anything, give shareholders primarily information concerning the compensation policy for pilots, which would clearly relate to UAL's ordinary business operations, because the vast majority of the thousands of UAL employees who currently receive or will receive benefits from UAL's non-qualified retirement plans are pilots.

The Staff recently granted no-action relief to Lucent Technologies **[*19]** with respect to a proposal that covered "All officers and directors" because there were over 365 Lucent employees who had the title of an officer and over 1,315 employees who had a title with the word director in it (e.g., Director, Capital Matters), and the proposal, therefore, would have covered not only senior executives but a large number of non-executive employees. Lucent Technologies Inc. (November 6, 2001)

The proposal clearly covers general compensation matters because the information requested would cover thousands of current and former UAL employees. Therefore, it is my opinion that the proposal is properly excludable under Rule 14a-8(i)(7) because the proposal involves UAL's ordinary business operations.

II. **The Proposal may be Properly Omitted under Rule 14a-8(i)(10) because UAL Has Already Substantially Implemented the Proposal**

Rule 14a-8(i)(10) under the Exchange Act permits a registrant to omit a proposal from its proxy statement "if the company has already substantially implemented the proposal."

Each year the notes to UAL's financial statements attached as an appendix to UAL's annual proxy statement, a copy of which is sent to all shareholders, contain some **[*20]** of the information that the Proponent is requesting be delivered to UAL shareholders. As discussed above, UAL does not have a non-qualified retirement plan that is limited to top executives, and UAL's nonqualified retirement plans have thousands of participants, most of whom are pilots.

The notes to the financial statements already include a great deal of information with respect to UAL's retirement and post-retirement plans, including the benefit obligations for the retirement and post-retirement plans both at the beginning and at the end of year, the service cost, the interest cost, benefits paid and the fair value of the plan assets, and an extensive discussion of UAL's ESOPs, including the Supplemental ESOP. In addition, the Pension Plan Table in UAL's annual proxy statement discloses the information required by Items 402(f) of Regulation S-K concerning benefits from the qualified and non-qualified pension plans for the "named executive officers" as defined in Item 402(a)(3).

The Staff has granted no-action relief in the past to companies that had substantially implemented a proposal. See e.g., The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000). In addition, **[*21]** the Commission has indicated that a proposal can be found substantially implemented even if the Company has not implemented it in full. Exchange Act Release No. 34-20091 (August 16, 1983) *("In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose.")*

UAL has already substantially implemented the proposal because it already delivers pension information to shareholders by means of the annual financial statements and the Pension Plan Table included in UAL's Proxy statement. It is my opinion, therefore, that the proposal may be excluded from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(10).

III. **The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False and Misleading**

Rule 14a-8(i)(3) **[*22]** under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's

proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The proposal is properly excludable under Rule 14a-8(i)(3) because the proposal, together with the supporting statement, is materially misleading, contains unsubstantiated assertions and portrays Proponent's opinion as statements of fact.

First, the proposal and supporting statement falsely imply that UAL has a "top executive" retirement plan, which it does not. The proposal and the supporting statement are misleading when read together because the proposal, as discussed above, requests information that would cover thousands of current and former UAL employees, the vast majority of whom are pilots, while the supporting statement only discusses benefits for top executives.

> *The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholder to evaluate this executive compensation policy.* **[*23]**

The information requested in the proposal will in fact not give UAL shareholders a basis to evaluate UAL's top executive compensation policy - there are thousands of current and former UAL employees, the vast majority of whom are pilots, covered by UAL's non-qualified retirement plans. Rather, it is clear that the information requested would give shareholders information primarily concerning the compensation for pilots.

> *In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature.*

Proponent fails to provide any support for his statement that excessive executive pay packages "have alarmed the public," nor does he cite any reports regarding "companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature." The implication that UAL's compensation arrangements are "excessive executive packages" is also unwarranted and misleading and is, at most, Proponent's opinion. In addition, this statement is misleading with respect to UAL because the information required in the proposal **[*24]** has little, if anything, to do with executive pay packages. Rather, the information requested when applied to UAL would include information relating to non-qualified retirement plans, which as stated above cover thousands of current and former UAL employees, the vast majority of whom are pilots.

In the supporting statement, the proponent asserts that "many institutional investors have since sounded the alarm by seeking more transparent and accountable executive compensation practices," but does mention who these institutional investors are.

The proponent also asserts in his supporting statement that "SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements," without noting that such statement is only the opinion of the Proponent.

> *In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $ 135,000.*

The proponent fails to disclose that, as discussed above, in addition to the $ 135,000 annual benefit limit for defined benefit plans under IRC § 415, there are other limits under not only IRC § 415 but also IRC § 401(a)(17) which limit benefits that can be paid **[*25]** from and contributions that can be made to a qualified plan. Specifically, IRC § 415 limits the contributions that can be made to a qualified defined contribution plan to $ 35,000 per participant per year in 2001 (this limit was $ 30,000 in 2000, and is scheduled to increase to $ 40,000 in 2002). Included in this limit are employee and employer contributions to so-called "cash or deferred 401(k) plans" (which UAL maintains for all employee groups) as well as employer contributions to the ESOP. This limitation causes thousands of non-highly compensated employees to receive benefits from the Supplemental ESOP.

Proponent's supporting statement thus contains unsupported false and misleading statements. Accordingly, it is my opinion that the proposal may be excluded from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. **Conclusion**

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). **[*26]**

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer
Senior Counsel

ATTACHMENT 1

UAL CORPORATION SHAREHOLDER PROPOSAL

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

"RESOLVED, that the shareholders of UAL corporation (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number **[*27]** of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

Supporting Statement

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP).
Typically, SERPs were created to increase the retirement benefits that executives are paid over limitations set by IRC Sec. 415 on benefits paid. SERPs are also exempt from the Employee Retirement and Income Security Act (ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $ 135,000.
Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for **[*28]** executives of UAL Corporation include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP.
In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.
However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A Wall Street Journal article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs and regular, qualified pension plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan(s) **[*29]** figures allowing shareholders to evaluate this executive compensation policy.
For the reasons above, we believe that requiring disclosure of the UAL's SERP will help ensure that executive compensation decisions are rendered in the interests of shareholders.

ATTACHMENT 2

Ira Levy
15519 Crystallo Drive
Parker, CO 80134

November 21, 2001

Francesca M. Maher
Secretary
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Dear Secretary Maher:

I am writing to give notice that pursuant to the 2001 proxy statement of UAL Corporation (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 937 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I plan to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence **[*30]** regarding the Proposal to me at 303-693-0959.

Sincerely,

Ira Levy

NO-ACT, WSB File No. 0204200205 , United Technologies Corp., (Jan. 09, 2002)

United Technologies Corp.

Public Availability Date: January 09, 2002
WSB File No. 0204200205
Fiche Locator No. 3398B14
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

--------------------Washington Service Bureau Summary--------------------

"...A shareholder proposal, which requests that this company's board of directors prepare a report on the pension liability of the company's supplemental executive retirement plan and all other qualified pension plans, may be omitted from the company's proxy material under rule 14a-8(i)(7)."

[INQUIRY LETTER]

December 3, 2001

VIA OVERNIGHT MAIL

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street - Judiciary Plaza

Washington, DC 20549

Ladies and Gentlemen:

United Technologies Corporation (the "Company") received a letter dated November 15, 2001 from Daniel Jones (attached hereto as Exhibit A), notifying the Company that Mr. Jones intends to present a shareholder proposal (the "Proposal") at the Company's 2002 annual meeting of shareholders. Mr. Jones' proposal recommends that the Board of Directors provide to shareholders a report on one of the Company's pension plans. We are treating Mr. Jones' letter as a request that the Company include his proposal in the Company's 2002 proxy statement.

We are submitting six copies of this letter on behalf of the Company in accordance with Rule 14a-8(j) under the Exchange Act. A copy of this letter is also being sent to Mr. Jones. This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy ("Proxy Materials") relating to the Company's 2002 annual meeting of shareholders. Definitive copies of the Company's 2002 Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about February 22, 2002, and the annual meeting of shareowners of the Company is tentatively scheduled to occur on or about April 10, 2002.

Please date and file stamp the enclosed extra copy of this letter and return it in the enclosed prepaid envelope.

The Company believes that the Proposal can be omitted from the Proxy Materials for the following reasons:

1. Rule 14a-8(i)(7)--The Proposal Deals with Pension Benefits which Relate to Ordinary Business Operations of the Company.

The Proposal recommends that the Board of Directors

"provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

The staff of the Division of Corporation Finance (the "Staff") has long recognized that the disclosure of employee benefits, including retirement plans, falls within the rubric of "ordinary business operations." See, e.g., the no-action letters issued by the Staff to Chevron Corporation (January 25, 1988), SBC Communications Inc. (January 3, 1997), USX Corporation (January 12, 1998), and General Electric Company (February 2, 1998). In each of the foregoing no-action letters, on facts substantially similar to the instant situation, the Staff confirmed that disclosure of retirement benefits constitutes "ordinary business operations", and indicated that it would not recommend enforcement action to the Commission if the company in question omitted the proposal from its proxy materials. The Proposal therefore clearly relates to the ordinary business operations of the Company and can be omitted under Rule 14a-8(i)(7). The no action letter issued to General Electric (February 2, 1998) is particularly relevant. In that instance, the Staff confirmed that a proposal requesting a report on general pension matters as well as pension increases granted to executive officers could be omitted as related to ordinary business operations. As noted in that request for no action relief, the Staff has concurred on several occasions in the exclusion of proposals dealing with general compensation matters notwithstanding the inclusion of executive compensation as an element of the proposal.

The Proposal submitted by Mr. Jones appears to be directed at the Company's Pension Preservation Plan (the "PPP"), a pension plan maintained by the Company to supplement retirement benefits of U.S. employees that exceed limits set by Section 415 and Section 401(a)(17) of the Internal Revenue Code (the "IRC Limits"). Most of the Company's U.S. salaried employees are eligible to participate in the Company's Employee Retirement Plan (the "Pension Plan"). Eligibility in the PPP is in turn open to all employees of the Company who participate in the broader Pension Plan and whose accrued benefits under the Pension Plan exceed the IRC Limits. In fact, employees are automatically enrolled in the PPP in any year in which the amount of their pension benefit exceeds the IRC Limits. Based on the most recent information available to the Company, approximately 80,000 retirees currently receive benefits under the Pension Plan and approximately 120,000 active and former employees are eligible to receive benefits under the Pension Plan upon retirement. Approximately 400 retirees currently receive benefits under the PPP and approximately 600 active and former employees are eligible to receive benefits under the PPP upon retirement. The vast majority of the current and future beneficiaries under the PPP are non-executives.

As a direct result of adjustments to the IRC Limits, the number of participants and the amount of benefits accruing under the PPP will increase when the IRC Limits are lowered and decrease when the IRC Limits are raised. Since the passage of ERISA, the IRC Limits have been changed frequently, sometimes increased and sometimes decreased. Consistent with common practice, the Company does not choose to have its retirement program fluctuate with the IRC Limits. Instead, benefits are provided in accordance with the plan formula and individual participant compensation and years of service. Participation in the PPP is open to all employees under the Pension Plan and eligibility is driven by changes in the Internal Revenue Code and is not within the discretion of the Company or of executives of the Company. The Pension Plan and the PPP are integrated components of the Company's pension program that operate under the same benefit formula to provide the full pension benefit called for by such formula, independent of the IRC Limits. Mr. Jones implies that the PPP is a supplemental benefit provided only to executives. In fact, PPP benefits are not provided exclusively to executives and the operation of the PPP and the IRC Limits simply establish which portion of the pension benefit will be funded through the Pension Plan and which portion will be unfunded through the PPP.

The PPP is an "excess benefit plan" as defined under Section 3(36) of the Employee Retirement and Income Security Act (ERISA). Such plans provide pension benefits under a common formula that exceed the

IRC Limits. Mr. Jones appears to confuse the PPP with plans for a select group of top management or highly compensated employees which are defined separately in ERISA and are also known as "top hat plans". In contrast to excess benefit plans, a top hat plan is more likely to be an executive compensation arrangement in which benefits and participation are selective and discretionary. Top hat plans bear no relationship or connection to the pension plan that covers all of a company's employees. The PPP, unlike a top hat plan, is simply an unfunded component of the Company's pension program and therefore clearly a matter of its "ordinary business". Accordingly, the Proposal can be omitted from the Proxy Materials under Rule 14a-8(i)(7).

Mr. Jones attempts to transform an excludable proposal relating to pension benefits into an executive compensation proposal by inaccurately referring to the PPP as a "top executive retirement plan", a "Supplemental Executive Retirement Plan" and also by citing a survey on executive compensation. He implies that the PPP is a special and additional benefit for top executives. As discussed above, the PPP is a pension plan that is available to all employees. It does not provide additional benefits in excess of the Pension Plan's benefit formula, it merely restores reductions effected by the IRC Limits. The Staff has recognized that shareholder proposals that are not limited to matters of executive compensation infringe on ordinary business operations and are therefore excludable under Rule 14a-8(i)(7). See, e.g. FPL Group, Inc. (February 3, 1997), Minnesota Mining and Manufacturing (March 4, 1999), and RJR Nabisco Holdings Corp (February 22, 1999). The Proposal deals with the PPP, a pension plan that provides retirement benefits for all participants in the plan, executive and non-executive alike.

The fact that the Proposal calls for a report on the pension plan is irrelevant. The Securities and Exchange Commission stated in Release No. 34-20091 (August 16, 1983) that for proposals requesting issuers to prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Although Rule 14a-8(c)(7) has since been recodified as Rule 14a-8(i)(7), the Staff's position with respect to the interpretation of this rule has not changed. See, e.g. RJR Nabisco Holdings Corp. (February 22, 1999) and MBNA Corporation (February 23, 2000). Since the subject matter of the report is retirement benefits, a matter which the Staff has long recognized as ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

We also note for the sake of completeness that the Company maintains a Pension Replacement Plan (the "PRP") which is administered in concert with the PPP. The PRP is an unfunded plan that restores pension benefits for executive level employees to the extent pension benefits would otherwise be reduced due to a deferral of compensation. Such deferrals may reduce pension benefits if the deferral occurs in a year which is ultimately taken into account in determining final average annual compensation for purposes of pension benefit determination. We do not consider that the PRP is within the scope of the Jones Proposal since it does not supplement pension benefits above the Pension Plan's general benefit formula and it does not exist for the purpose of "supplement[ing] executives' retirement benefits ... above limits set by IRC Section 415". To the contrary, it merely maintains the level of benefits that would otherwise be provided under the Pension Plan and the PPP in the absence of a deferral of compensation. It should also be noted that approximately 750 executive level employees are eligible for the PRP, the vast majority of whom are not top executives within the contemplation of the Jones Proposal. Further, the fact that a large number of employees who are not top executives are eligible for the PRP, as well as the fact that the PRP merely preserves the pension benefit formula available to employees in general, also establish that the PRP remains a matter of the Company's general compensation practices and ordinary business operations.

The Proposal clearly seeks shareholder action relating to the disclosure of pension benefits, a matter which has consistently been deemed by the Staff to relate to the conduct of ordinary business of a company. It is the Company's opinion that proposals regarding such matters are excludable under Rule 14a-8(i)(7). The Company respectfully requests the concurrence of the Staff in the Company's determination to omit the Proposal from its 2002 proxy statement.

II. Rule 14a-8(i)(7)--The Proposal Deals with Disclosure Matters which Relate to Ordinary Business Operations of the Company.

The Company does not maintain a pension plan separately addressing the retirement benefits of top executives as the Proposal implies. However, it appears that the Proposal requests a report to shareholders disclosing pension liability of the PPP as a percent of total pension liability, including the number of participants, plan assets, service cost, total projected benefit obligation and total benefits paid separately for the PPP and for all other qualified benefit plans combined. The Staff has previously concurred that proposals calling for additional disclosure relating to compensation issues, beyond that required by Item 402 of Regulation S-K, are excludable pursuant to Rule 14a-8(i)(7) because disclosure is an element of the ordinary business of reporting companies. See, e.g. Dominion Resources, Inc. (October 7, 1997), General Electric Company (February 2, 1998) and American Home Products Corporation (February 24, 2000). Moreover, pursuant to Item 402(f) of Regulation S-K, the Company already discloses in its proxy statement pension benefits payable on the basis of compensation and years-of-service categories. Separate disclosure of pension benefits payable to specified executive officers is also provided. Accounting rules applicable to public companies like the Company dictate the annual reporting of pension funding in the notes to the audited financial statements. For example, Note 10 to the Company's 2000 audited financial statements provides the information required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The Company also reports on Form 5500, a publicly available document, pursuant to its ERISA obligations, the annual experience of the PPP. Thus, the Company's SEC filings already include extensive disclosure of the amount of pension benefits for all employees, including executives. We do not believe that the allocation between the funded and unfunded portion of these benefits is material to shareowners, a view that is supported by the design of current comprehensive disclosure requirements.

The Company believes that disclosure is a matter of ordinary business of public companies. The Company respectfully requests the concurrence of the Staff in the exclusion of the Proposal from the Company's 2002 proxy statement.

III. Rule 14a-8(i)(3)--The Proposal is Misleading and Contrary to the Commission's Proxy Rules.

The Supporting Statement of the Proposal begins with a citation to a survey on executive compensation finding that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan. The Supporting Statement continues, "Typically, SERPs were created to increase the retirement benefits that executives are paid over limitations set by IRC Sec. 415 on benefits paid." The Proposal then states that "... SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of UTC include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP." The Company believes these statements are materially misleading. While the citation seems to lend credibility to the argument that SERPs are common arrangements to increase the amount of retirement benefits of executives, the reader is lead to believe, incorrectly, that the PPP benefits a "select group of management or highly compensated employees", when in fact the PPP provides benefits to all employees who participate in the Company's Pension Plan and whose retirement benefits exceed the IRC Limits. The PPP merely restores benefits reduced by the IRC Limits, it provides no benefits in addition to those called for by the Pension Plan formula.

For the foregoing reason, the Company believes that the Proposal contains misleading statements and is contrary to the Commission's proxy rules and should be excluded from the Company's 2002 proxy statement in reliance on Rule 14a-8(i)(3).

IV. Rule 14a-8(b) and (f)--Eligibility to Submit a Proposal.

Mr. Jones states in his letter accompanying the Proposal that "I am the beneficial owner of 5,691 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year." Since Mr. Jones is not a registered holder of common stock of the Company, the Company is not able to independently verify his ownership of the minimum number of shares required by Rule 14a-8(b). Accordingly, in the Company's letter acknowledging receipt of the Proposal, dated November 27, 2001, the Company requested that Mr. Jones provide verification of ownership in accordance with Rule 14a-8, and reminded him that the verification of the amount and the duration of his beneficial ownership must be sent within 14 days of his receipt of the Company's letter in order to comply with the requirements of Rule 14a-8.

The Company's letter requesting verification of stock ownership was dispatched by overnight courier on November 27, 2001. To be timely under Rule 14a-8(f), verification of Mr. Jones' ownership of stock is required to be postmarked no later than December 12, 2001, 14 days following receipt of the letter. As of the date hereof, the Company has not yet received a response from Mr. Jones.

Under these circumstances, the Company believes the Proposal may be excluded for failure to comply with requirements of Rule 14a-8(b) and Rule 14a-8(f) if Mr. Jones does not provide timely verification of stock ownership. See, e.g., The Walt Disney Company (October 29, 1998), Intel Corporation (February 24, 1997) and McDonald's Corporation (February 19, 1997). The Company respectfully requests no action relief should Mr. Jones fail to provide verification of stock ownership within the time frame set forth above.

The Company respectfully submits, for the foregoing reasons, that the Proposal relates to the conduct of the "ordinary business operations" of the Company and is misleading in violation of the Commission's proxy rules. Further, pursuant to the requirements of Rule 14a-8(b) and Rule 14a-8(f), if Mr. Jones fails to provide timely verification of stock ownership, the Proposal will be excludable on the basis of noncompliance with the requirements of such rules. The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2002 Proxy Materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (860) 728-7836 or fax (860) 728-7835.

Sincerely,

/s/

Charles F. Hildebrand

Associate General Counsel and Assistant Secretary

Enclosure

cc: Mr. Daniel Jones

10 Old Post Road

Old Lyme, CT 06371

[APPENDIX]

UNITED TECHNOLOGIES CORPORATION SHAREHOLDER PROPOSAL SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

"RESOLVED, that the shareholders of UTC (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

Supporting Statement

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP). Typically, SERPs were created to increase the retirement benefits that executives are paid over limitations set by IRC Sec. 415 on benefits paid. SERPs are also exempt from the Employee Retirement and Income Security Act (ERJSA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.

Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of UTC include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP.

In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature, Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.

However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A *Wall Street Journal* article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs and regular, qualified pension plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholders to evaluate this executive compensation policy.

For the reasons above, we believe that requiring disclosure of the UTC's SERP will help ensure that executive compensation decisions are rendered in the interests of shareholders.

[INQUIRY LETTER]

Exhibit A

Daniel Jones

10 Old Post Road

Old Lyme, CT 06371

November 15, 2001

Corporate Secretary

United Technologies Corporation

One Financial Plaza

Hartford, CT 06101

Dear Corporate Secretary:

I am writing to give notice that pursuant to the 2001 proxy statement of United Technologies Corporation (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 5,691 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I plan to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Jones, 10 Old Post Road, Old Lyme, CT, 06371, (860) 434-5543.

Sincerely,

Daniel Jones

[INQUIRY LETTER]

January 2, 2002

VIA FACSIMILE AND OVERNIGHT COURIER

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street-Judiciary Plaza

Washington, D.C. 20549

Ladies and Gentlemen:

By letter dated December 3, 2001, a copy of which is attached hereto as Exhibit A (the "Prior Letter"), United Technologies Corporation (the "Company") requested the Staff's confirmation that it would not recommend enforcement action if the Company omits the proposal of Daniel Jones (the "Proposal") from the Company's proxy statement and form of proxy ("Proxy Materials") relating to the Company's 2002 annual meeting of shareholders. A copy of the Proposal is included as an attachment to the Prior Letter.

The Prior Letter cites several possible bases for the Company's intended exclusion of the Proposal from the Proxy Materials, including Mr. Jones' failure to provide verification of stock ownership in accordance with Rules 14a-8(b) and (f). These Rules require that a proponent provide, either at the time a proposal is submitted or within 14 days of the company's request, documentation evidencing ownership of at least 1% or $2,000 in market value of the company's shares. The Company's request for verification of stock ownership was delivered to Mr. Jones' specified address on November 29, 2001. A copy of the Company's request to Mr. Jones is attached hereto as Exhibit B. Mr. Jones' response to the Company's request should have been postmarked no later than December 13, 2001 in order to be timely under Rule 14a-8(f). We have received no response from Mr. Jones to date.

The Company therefore wishes to supplement the Prior Letter by informing the Staff that we have not received timely verification of Mr. Jones' ownership of the required amount of Company stock.

As stated in the Prior Letter, the Company believes that it is entitled to exclude the Proposal from the Proxy Materials. The Staff has previously indicated in similar situations that it would not recommend enforcement action where the proponent of the proposal fails to verify ownership within the required time frame. See, e.g., The Walt Disney Company (October 29, 1998), Intel Corporation (February 24, 1997) and McDonald's Corporation (February 19, 1997).

For the reasons set forth in the Prior Letter, as supplemented by this letter, the Company therefore requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (860) 728-7836 or fax (860) 728-7835.

Sincerely,

/s/

Charles F. Hildebrand

Associate General Counsel & Assistant Secretary

Enclosures

cc: Mr. Daniel Jones

10 Old Post Road

Old Lyme, CT 06371

[STAFF REPLY LETTER]

January 9, 2002

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: United Technologies Corporation

Incoming letter dated December 3, 2001

The proposal requests that the board prepare a report on the pension liability of United Technologies' Supplemental Executive Retirement Plan (SERP) and all other qualified pension plans.

There appears to be some basis for your view that United Technologies may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e. general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if United Technologies omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which United Technologies relies.

Sincerely,

/s/

Jennifer Gurzenski

Attorney-Advisor

NO-ACT, WSB File No. 0310200316 , NiSource Inc., (Mar. 03, 2003)
NiSource Inc.

Public Availability Date: March 03, 2003
WSB File No. 0310200316
Fiche Locator No. 3566F13
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

--------------------Washington Service Bureau Summary--------------------

"...A shareholder proposal, which recommends the elimination of this company's supplemental executive retirement plan, may be omitted from the company's proxy material under rule 14a-8(i)(7)."

[INQUIRY LETTER]

December 31, 2002

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: *Proposed Shareholder Resolution of Ralph E. Spelbring*

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation (the "Company"), has received a proposal submitted by Ralph E. Spelbring (the "Proposal") for inclusion in its proxy statement relating to its 2003 Annual Meeting of Shareholders, which is currently scheduled for May 20, 2003. The Proposal recommends that the Company's "Supplemental Executive Retirement Plan be eliminated at the end of 2003."

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Spelbring of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files six copies of this letter and the Proposal and its supporting statement, which are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Spelbring.

The Company intends to omit the Proposal and Mr. Spelbring's supporting statement from the Company's proxy statement in reliance upon Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the ordinary business operations of the Company; in reliance upon Rule 14a-8(i)(2), because the Proposal recommends a course of action that would cause the Company to violate state and federal law; and in reliance upon Rule 14a-8(i)(3), because the Proposal and supporting statements are misleading.

The Proposal

The Proposal and supporting statements read as follows:

Here is a shareholder proposal for consideration at the annual meeting in 2003: Shareholders recommend that the Supplemental Executive Retirement Plan be eliminated at the end of 2003.

COMMENTS: Why should there be a special pension plan that only applys *[sic]* to a few employees? If you think this plan should be eliminated, vote YES.

Background Regarding the Company's Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (as amended and restated effective as of June 1, 2002, the "SERP"), was first adopted by the Company on December 23, 1982 and was last amended on June 1, 2002. As stated in the Plan, the purpose of the SERP is to "benefit the Company by providing key executives and employees with additional security in order to aid the Company in retaining its present management and, should circumstances require it, to aid the Company in attracting additions to management." Under the SERP, a participant is entitled to receive the greater of the retirement benefit calculated pursuant to the formula in the Company's qualified pension plan or the retirement benefit calculated pursuant to the modified formula provided in the SERP. The modified formula in the SERP entitles the participant to receive a retirement benefit that he or she would not be able to receive under the Company's qualified pension plan due to limitations required by the Internal Revenue Code and related regulations. In either case, the benefit is reduced by the actual pension payable from the Company's qualified pension plan. In addition, the SERP provides certain early retirement and disability benefits and pre-retirement death benefits for the spouse of a participant. The Company believes that providing these additional benefits to key executives and employees enhances the Company's ability to retain key management personnel and provides an incentive for key executives and employees to make themselves available to the Company for consulting assignments after retirement--each of which is important to the efficient and stable management of the Company.

Under the SERP, the Company's Board of Directors or the Nominating and Compensation Committee of the Board selects the key employees of the Company to participate in the plan. The terms of the SERP provide that "officers and certain other employees" are eligible to participate in the plan. Nothing contained in the SERP, and nothing in practice, limits the application of the SERP to only "senior executives." Rather, the SERP is intended to be open, at the discretion of the Company's Board of Directors, to any "key employee" without regard for such employee's level within the Company's management. The SERP currently has 25 active and retired employee participants. While the SERP's participants include the Chief Executive Officer and Vice Chairman, they also include a number of employees who are two and three reporting levels below the executive officers. Fewer than half of the executive officers of the Company (as listed in the 2001 Form 10-K) are participants in the SERP and fewer than 30% of the active employee participants are executive officers of the Company. While the number of participants in the SERP is small, and participation in the SERP is subject to the selection of the Company's Board or a Board committee, the plan applies to a broader population than merely "senior executives."

The Proposal deals with matters relating to the Company's ordinary business operations, namely employee retirement benefits, and is therefore properly excludable under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a registrant may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Company's decision to exclude the Proposal is consistent with the Staff's position in past no-action letters that determining the appropriate retirement benefits package to provide to its employees is part of a company's determination of the overall compensation for its employees. The Staff has consistently concurred in the view that compensation of company employees, active or retired, relates to the conduct of the company's ordinary business, and that fixing the amount and scope of compensation and benefits falls within the purview of management. *See, e.g., Bell Atlantic Corp.* (October 19, 1999) (proposal to increase retired management employees with a catch-up in their pensions to match past increases provided to retired non-management employees); *General Electric Company* (January 25, 1999) (proposal to provide annual cost of living adjustment to pension benefits paid to employees); *CIGNA Corporation* (December 21, 1998) (proposal to increase pension benefits); *Ford Motor Company* (March 8, 1991) (proposal to increase salaried retirees' pensions by 10%); *Consolidated Edison Company of New York, Inc.* (February 13, 1992) (proposal to amend existing pension benefits); *Procter & Gamble Co.* (June 13, 1990) (proposal relating to providing a prescription drug plan for retirees); *Monsanto Company* (December 31, 1987) (proposal to modify the company's salaried employees' pension plans).

The reason for this position is set forth in Release No. 34-40018 (May 21, 1998); 1998 WL 25480. Allowing the Company's stockholders to consider such a proposal would be inconsistent with the Commission's statement that the underlying purpose of the ordinary business exception is "to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems." Release No. 34-40018, *Id.* at *4. We submit that determining the appropriate level and mix of compensation and other benefits to provide to employees (as well as the tax ramifications of various benefit plan structures) is a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at *5.

We note that the Staff has recognized an exception, for proposals covering "senior executive" or director compensation, to its general position that proposals covering general compensation issues are excludable under Rule 14a-8(i)(7). *See Xerox Corp.* (March 25, 1993). *See also* Statement by Richard C. Breeden on Executive Compensation Issues (February 13, 1992). However, the Staff has narrowly interpreted this exception and declined to apply it to proposals with respect to plans open to employees beyond senior executives. The Staff has recently allowed registrants to exclude two shareholder proposals with respect to SERPs open to individuals other than senior executives. *See The Boeing Company* (February 17, 2002) (proposal with respect to disclosure of SERP liability, which proposal made no distinction between senior and "regular" executives, excludable as dealing with "general employee benefits"); *UAL Corporation* (February 17, 2002) (proposal with respect to disclosure of SERP liability excludable as dealing with "general employee benefits" where SERP treated top executives no differently than other highly paid employees and where there was no SERP or other non-qualified plan solely for executive officers); *see also Lucent Technologies Inc.* (November 6, 2001) (proposal to cut the compensation of all officers and directors inappropriate because proposal covers more than senior officers). The Company's SERP is less a matter of senior executive compensation than the plans described in the *UAL* and *Boeing* letters; in the latter plans, executive officers and other senior executives automatically participated based solely on compensation level, whereas in the NiSource SERP, each participant must be specifically designated by the Board or Board committee, and the majority of executive officers do not participate.

The Proposal recommends a course of action that would cause the Company to violate state and federal law and therefore is properly excludable under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a registrant to exclude from its proxy materials a proposal if the proposal would, if implemented, cause the registrant to violate any federal, state or foreign law to which it is subject. Although, as discussed below, the Proposal's recommendation that the SERP "be eliminated at the end of 2003" is vague and ambiguous, it appears to call for the complete termination of the SERP, notwithstanding certain participants' entitlement to benefits thereunder. In my opinion, the Company cannot alter binding benefit arrangements in this manner without exposing itself to violations of Delaware and federal law and potential litigation.

Under Delaware law, a breach of a contract by a Delaware corporation violates state law. *See, e.g., Kenyon v. Holbrook Microfilming Serv., Inc.*, 155 F.2d 913 (2d Cir. 1946). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts §1290 (3d ed. Supp. 2001), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley,* 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance and which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. Restatement (Second) of Contracts at 90. *See Reeder v. Sanford School, Inc.*, 397 A.2d 139, 141 (Del. Super. Ct. 1978).

For many years, the Staff has agreed not to recommend enforcement action in connection with the exclusion, pursuant to Rule 14a-8(i)(2), of shareholder proposals that would cause a registrant to breach existing compensation agreements or arrangements. *See NetCurrents, Inc.* (June 1, 2001) (proposal relating to creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); *Goldfield Corp.* (March 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); *Int'l Bus. Machines Corp.* (February 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); *Int'l Bus. Machines Corp.* (December 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable based on the unlawfulness of any attempt by IBM to make unilateral modifications to existing contracts in connection with the proposal); *Citizen's First Bancorp, Inc.* (March 24, 1992) (proposal to terminate two executives' severance agreements excluded as a breach of such contracts in violation of applicable state law).

In addition, courts have treated the federal common law developed under ERISA as governing nonqualified deferred compensation plans, such as the SERP. *See, e.g., Carr v. First Nationwide Bank*, 816 F. Supp 1476 (N.D. Cal. 1993). Therefore, unilateral elimination of the SERP, without the consent of the participants entitled to benefits thereunder, would have the consequence of breaching federal, as well as state, law.

The Proposal is misleading and therefore is properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a proposal if the proposal or its supporting statements are contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted this rule to allow the omission of a proposal so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation. *See Philadelphia Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal. nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.")

The Company believes that the Proposal and its supporting statement are vague, indefinite and ambiguous. While we believe that the intention of the Proposal is to recommend that the Company terminate the SERP in full (*i.e.*, pay no further benefits) as of December 31, 2003, the Proposal is unclear. It may be intended to recommend a freeze on future benefits to active employees based on current years of service at December 31, 2003, or forbid the selection of new participants after December 31, 2003, among other possibilities. It is not clear what the shareholders are being asked to approve. Likewise, in the event the Proposal passes, the Board of Directors would have no clear idea what action would be required to follow the recommendation.

Conclusion

For the reasons listed above, the Company believes that it has proper bases for excluding the Proposal from its 2003 proxy materials. If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (219) 647-6047. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,

/s/

Peter V. Fazio, Jr.

Executive Vice President and General Counsel

Enclosures

cc: Ralph E. Spelbring

236 Bank Street

Elkhart, Indiana 46516

[APPENDIX]

Exhibit A

Gary W. Pottorff, Secretary

NiSource, Inc.

801 East 86th Avenue

Merrillville, IN 46410

Dear Mr. Pottorff:

Here is a shareholder proposal for consideration at the annual meeting: in 2003: Shareholders recommend that the Supplemental Executive Retirement Plan be eliminated at the end of 2003.

COMMENTS: Why should there be a special [Text illegible] plan that only applys to a few employees? If you think this plan should be eliminated, vote YES.

If this proposal is considered at the annual meeting in 2003, it's expected that I or somebody representating me would attend the meeting provided it is in Indiana.

Sincerely yours,

August 2002

/s/

Ralph E. Spalbring

[Text illegible] Bank Street

Elkhart, IN 46516

[INQUIRY LETTER]

January 21, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: *Proposed Shareholder Resolution of Ralph E. Spelbring*

Ladies and Gentlemen:

On December 31, 2002, NiSource Inc., a Delaware corporation (the "Company"), notified the Division of

Corporation Finance of the Securities and Exchange Commission (the "Commission") and Mr. Ralph E. Spelbring of the Company's intention to exclude the proposal submitted by Mr. Spelbring (the "Proposal") for inclusion in its proxy statement relating to its 2003 Annual Meeting of Shareholders, which is currently scheduled for May 20, 2003. The notification was in the form of a letter by Peter V. Fazio, Jr., the General Counsel of the Company, and was sent by the United States Postal Service. The Company has not yet received the date-stamped confirmation copy of its December 31, 2002 letter and is therefore unable to confirm whether the letter has been received by the Commission. We have left voicemail messages, as yet unanswered, with the Office of Chief Counsel to inquire if the letter was received.

In order to ensure that the Commission receives the Company's December 31, 2002 letter within the applicable deadline, we are enclosing herewith a copy of the December 31, 2002 letter as was previously submitted to the Commission. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby files six copies of the December 31, 2002 letter which includes the Proposal and its supporting statement. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Spelbring.

If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (312) 258-5596. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,

/s/

Richard T. Miller

Enclosures

[STAFF REPLY LETTER]

March 3, 2003

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: NiSource Inc.

Incoming letter dated December 31, 2002

The proposal recommends the elimination of NiSource's Supplemental Executive Retirement Plan.

There appears to be some basis for your view that NiSource may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which NiSource relies.

Sincerely,

/s/

Jennifer Bowes

Attorney-Advisor

NON: SFH01 WSB#0310200316 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A56f1e7b3-3984-38a1-8e4f-365174fd0c90&KT=L&fNoLFN=TRUE& SFH01 #609 [SEC-ALNK]

 | Back to Top

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

The proposal urges the board of directors to seek shareholder approval of any future extraordinary retirement benefits for senior executives.

We are unable to concur in your view that Ryland may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ryland may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser